UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

**COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES**

# CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of December 31, 2023 and 2022 and for the three years ended December 31, 2023

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

ASSETS	Notes	As of December 31, 2023	As of December 31, 2022
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	618,154,016	597,081,675
Others financial assets	7	7,440,650	45,657,992
Others non-financial assets	9	29,674,705	22,037,741
Trade and other current receivables	10	446,486,753	445,263,536
Accounts receivable from related parties	11	9,040,528	6,204,099
Inventories	12	425,728,432	480,799,534
Biological assets	13	14,764,284	16,180,293
Current tax assets	25	28,786,247	46,707,525
Total current assets other than non-current assets of disposal groups classified as held for sale		1,580,075,615	1,659,932,395
Non-current assets of disposal groups classified as held for sale	14	21,607,472	2,016,037
Total Non-current assets of disposal groups classified as held for sale		21,607,472	2,016,037
Total current assets		1,601,683,087	1,661,948,432

Non-current assets
Others financial assets	7	29,981,745	37,054,245
Others non-financial assets	9	12,311,027	12,613,444
Trade and other non-current receivables	10	3,313,742	3,941,760
Accounts receivable from related parties	11	42,506	42,506
Investments accounted for using equity method	16	149,593,180	140,926,012
Intangible assets other than goodwill	17	153,123,207	172,389,672
Goodwill	18	127,592,056	136,969,434
Property, plant and equipment (net)	19	1,273,987,695	1,356,846,302
Investment property	20	8,121,156	10,283,994
Right of use assets	22	35,745,221	34,865,971
Deferred tax assets	25	28,451,658	27,197,207
Total non-current assets		1,822,263,193	1,933,130,547
Total Assets		3,423,946,280	3,595,078,979

F-6
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

LIABILITIES AND EQUITY	Notes	As of December 31, 2023	As of December 31, 2022
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	107,151,600	185,879,251
Current lease liabilities	22	7,142,360	9,120,616
Trade and other current payables	23	434,974,163	491,315,277
Accounts payable to related parties	11	55,140,630	34,282,408
Other current provisions	24	2,500,727	2,656,140
Current tax liabilities	25	9,938,664	9,064,074
Provisions for employee benefits	26	38,713,293	43,184,275
Others non-financial liabilities	27	31,921,197	21,650,379
Total current liabilities		687,482,634	797,152,420
Non-current liabilities
Others financial liabilities	21	1,234,246,107	1,175,706,699
Non-current lease liabilities	22	34,061,739	31,306,552
Trade and other non-current payables	23	88,596	20,945
Accounts payable to related parties	11	536,083	-
Other non-current provisions	24	217,572	379,958
Deferred taxes liabilities	25	86,356,895	112,699,828
Provisions for employee benefits	26	39,586,368	41,843,524
Others non-current non-financial liabilities	27	3,987,705	-
Total non-current liabilities		1,399,081,065	1,361,957,506
Total Liabilities		2,086,563,699	2,159,109,926

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(240,200,116)	(90,712,471)
Retained earnings		895,871,552	843,045,191
Total equity attributable to equity holders of the parent		1,218,364,782	1,315,026,066
Non-controlling interests	29	119,017,799	120,942,987
Total Shareholders' Equity		1,337,382,581	1,435,969,053
Total Liabilities and Shareholders' Equity		3,423,946,280	3,595,078,979

F-7
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Net sales	6	2,565,556,067	2,711,434,948	2,484,712,280
Cost of sales	30	(1,378,611,966)	(1,514,925,309)	(1,291,559,797)
Gross margin		1,186,944,101	1,196,509,639	1,193,152,483
Others income by function	31	4,419,789	5,284,666	11,808,439
Distribution costs	30	(470,120,810)	(504,184,248)	(438,601,936)
Administrative expenses	30	(197,256,571)	(187,421,796)	(161,390,779)
Others expenses by function	30	(270,703,334)	(278,757,105)	(284,087,358)
Other gains (losses)	32	(13,316,208)	(12,669,540)	9,590,450
Income from operational activities		239,966,967	218,761,616	330,471,299
Finance income	33	39,402,492	22,870,538	14,263,669
Finance costs	33	(77,023,048)	(75,930,875)	(35,660,493)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(19,217,758)	(10,978,068)	226,026
Gains (losses) on exchange differences	33	(65,944,570)	(20,173,381)	(10,149,345)
Result as per adjustment units	33	(14,025,895)	1,198,565	2,529,298
Income before taxes		103,158,188	135,748,395	301,680,454
Income tax (expense) benefit	25	15,267,255	(263,943)	(82,629,773)
Net income of year		118,425,443	135,484,452	219,050,681

Net income attributable to:
Equity holders of the parent		105,652,728	118,168,351	199,162,731
Non-controlling interests	29	12,772,715	17,316,101	19,887,950
Net income of year		118,425,443	135,484,452	219,050,681
Basic earnings per share (Chilean pesos) from:
Continuing operations		285.93	319.80	539.00
Diluted earnings per share (Chilean pesos) from:
Continuing operations		285.93	319.80	539.00

F-8
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Net income of year		118,425,443	135,484,452	219,050,681
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	1,454,372	(7,103,125)	5,216,580
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		1,454,372	(7,103,125)	5,216,580
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	(120,293,386)	9,945,778	109,288,972
Gains (losses) on cash flows hedges	28	(4,379,170)	(12,415,374)	2,168,254
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		(124,672,556)	(2,469,596)	111,457,226
Others comprehensive income (loss), before tax		(123,218,184)	(9,572,721)	116,673,806
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	(360,233)	1,981,923	(1,444,133)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		(360,233)	1,981,923	(1,444,133)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flows hedges	28	1,182,375	3,352,151	(585,430)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		1,182,375	3,352,151	(585,430)
Total other comprehensive income (loss)		(122,396,042)	(4,238,647)	114,644,243
Comprehensive income		(3,970,599)	131,245,805	333,694,924
Comprehensive income attributable to:
Equity holders of the parent		(14,520,253)	114,609,167	306,785,276
Non-controlling interests		10,549,654	16,636,638	26,909,648
Total Comprehensive income (expense)		(3,970,599)	131,245,805	333,694,924

F-9
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Others reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Others increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (6)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,783)	(48,219,783)	-	(48,219,783)
Interim dividends (2)	-	-	-	-	-	-	(49,919,838)	(49,919,838)	-	(49,919,838)
Interim dividends according to policy (3)	-	-	-	-	-	-	(9,164,337)	(9,164,337)	-	(9,164,337)
Others increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(14,698,083)	(14,698,083)
Total comprehensive income (loss) (6)	-	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)	118,168,351	114,609,167	16,636,638	131,245,805
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	102,625	102,625	-	102,625	(540,760)	(438,135)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	1,648,121	1,648,121
Total changes in equity	-	11,706,309	(9,291,567)	(4,905,072)	(966,229)	(3,456,559)	10,864,393	7,407,834	3,045,916	10,453,750
AS OF DECEMBER 31, 2022	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,961,655)	(31,961,655)	-	(31,961,655)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20,864,709)	(20,864,709)	-	(20,864,709)
Others increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(14,037,509)	(14,037,509)
Effects business combination (9)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (10)	-	-	-	-	(28,406,226)	(28,406,226)	-	(28,406,226)	-	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interin dividends that was paid on October 29, 2021, December 29, 2022 and November 29, 2023 as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the dividends declared or paid as of December 31 of each year.
(4)	Corresponds to eventual dividend No. 263 that was paid as of December 3, 2021, against retained earnings (Note 28 - Equity attributable to owners of the parent company).
(5)	Mainly related to dividends of Non-controlling interest.
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C, numbers (3) and (14) for 2021, number (3) for 2022 and number (10) for 2023.
(8)	See Note 1 - General information, letter C, number (6).
(9)	See Note 15 - Business Combinations, letter a).
(10)	See Note 1 - General information, letter C, number (10) and Note 16 - Investments accounted for using equity method, number (3).

F-10
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOWS	Notes	For the years ended as of December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,372,357,634	3,293,803,868	3,138,938,727
Others proceeds from operating activities		37,693,163	42,084,964	29,473,825
Classes of cash payments from operating activities:
Payments of operating activities		(2,312,543,646)	(2,450,621,483)	(2,048,281,794)
Payments of salaries		(347,134,212)	(362,357,568)	(306,253,056)
Others payments for operating activities		(424,963,285)	(397,670,139)	(424,596,756)
Cash flows from operations		325,409,654	125,239,642	389,280,946
Dividends received		1,231,164	3,377,750	1,841,000
Interest paid		(70,452,675)	(47,102,233)	(28,984,610)
Interest received		38,534,725	22,867,199	14,282,579
Income tax paid		(8,959,871)	(66,276,733)	(78,971,520)
Other cash movements	32	8,334,410	7,831,528	(4,092,822)
Net cash inflows from operating activities		294,097,407	45,937,153	293,355,573

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	(2,000,000)	-	-
Loan to related entities		(1,173,884)	-	-
Repayment of loan by related entities		1,245,265	30,021	31,495
Others payments to acquire interests in joint ventures	8	(7,086,899)	(36,465,915)	(5,791,718)
Proceeds from sales of property, plan and equipment		1,231,541	3,582,588	147,274
Purchase of property, plant and equipment		(124,400,618)	(188,669,637)	(169,667,429)
Purchases of intangibles assets		(5,047,222)	(14,933,853)	(2,186,553)
Other cash movements		-	-	(1,525,602)
Net cash (outflow) from investing activities		(137,231,817)	(236,456,796)	(178,992,533)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(3,205,058)	(438,105)	(12,207,458)
Proceeds from long-term loans and bonds		8,219,455	736,278,842	92,951,539
Proceeds from short-term loans and bonds		68,928,016	46,843,478	7,274,374
Total proceeds from loans and bonds		77,147,471	783,122,320	100,225,913
Loan from related entities		-	-	25,616
Loan and bonds payments		(159,420,525)	(79,351,110)	(46,050,971)
Proceeds from issuing shares		2,768,700	1,648,121	-
Payments of lease liabilities		(10,704,270)	(9,663,757)	(7,630,800)
Payments of loan from related parties		-	(25,000)	-
Dividends paid		(65,583,416)	(158,320,848)	(274,136,472)
Other cash movements		40,960,923	130,322	6,130,317
Net cash (outflow) flow from financing activities		(118,036,175)	537,101,943	(233,643,855)

Net (decrease) increase in cash and cash equivalents		38,829,415	346,582,300	(119,280,815)
Effects of exchange rate changes on cash and cash equivalents		(17,757,074)	(15,068,750)	(11,540,076)
Increase (decrease) in cash and cash equivalents		21,072,341	331,513,550	(130,820,891)

Cash and cash equivalents at beginning of the year		597,081,675	265,568,125	396,389,016
Cash and cash equivalents at end of the year	8	618,154,016	597,081,675	265,568,125

F-11
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2023, the Company had a total 9,254 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	91	486
Others workers	322	8,754
Total	422	9,254

The Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2022 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of December 31, 2022 and December 31, 2021.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia and United Kingdom that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian and Sterling Pound, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the cider category, the Company owns the Cygan and distributes the Villa Pehuenia brand and Sidra 1888.

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C, number (11)), adding La Pizka to its portfolio of brands.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni and Amstel brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia. In December 2015, the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licence agreement to brew and/or market these brands. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began, the import and marketing of the Kunstmann brand and local production of Heineken beer began. In October 2021, the local production of the Sol brand began.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (10)	August 2033
Amstel in Uruguay (17)	In process
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2024
Blue Moon in Chile (5)	December 2025
Blue Moon in Paraguay (17)	April 2028
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile and Argentina (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2026
Heineken in Uruguay (10)	10 years renewables
Mas in Uruguay (16)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (11)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pure Life in Chile (7)	December 2027
Paulaner in Paraguay	April 2025
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Rockstar in Chile (18)	December 2043
Sol in Argentina (10)	10 years renewables
Sol in Chile (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay (1)	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, license is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
(17)	Distribution started; distribution contract under negotiation.
(18)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2023			As of December 31, 2022
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9547	0.0453	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (12) (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8105	40.8105	-
La Barra S.A. (9)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A. (8)	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.6824	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda. (7)	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9939	99.9939	99.9937
Compañía Industrial Cervecera S.A. (14)	0-E	Argentina	Argentine Pesos	-	99.9952	99.9952	99.9950
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	84.6824	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9980	74.9980	74.9979
Sáenz Briones y Cía. S.A.I.C. (14)	0-E	Argentina	Argentine Pesos	-	-	-	99.9369
Bebidas Bolivianas BBO S.A. (6)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (11)	0-E	China	Yuan	-	84.6824	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (4)	0-E	United States	US Dollar	-	84.6824	84.6824	84.6824
VSPT UK Ltd. (5)	0-E	United Kingdom	Sterling Pound	-	84.6824	84.6824	84.6824
Bebidas del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	-	55.0070	55.0070	50.0050
Distribuidora del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	-	54.9640	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	54.4569	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2023	As of December 31, 2022
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9925	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (12) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	-
La Barra S.A. (9)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A. (8)	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda. (7)	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (14)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9980	74.9979
Sáenz Briones y Cía. S.A.I.C. (14)	0-E	Argentina	Argentine Pesos	-	100.0000
Bebidas Bolivianas BBO S.A. (6)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (11)	0-E	China	Yuan	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (4)	0-E	United States	US Dollar	84.6824	84.6824
VSPT UK Ltd. (5)	0-E	United Kingdom	Sterling Pound	84.6824	84.6824
Bebidas del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	55.0070	50.0050
Distribuidora del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA. in the amount of US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II SpA., agreed to turn this company into a joint-stock company (SpA.).

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA., held on November 30, 2021, the merger of Southern Breweries S.C.S. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, the capital of CCU Inversiones II SpA is fully subscribed and paid-in for a total of US$ 281,834,863, divided into 219,486,075 registered shares, of the same and unique series, and without nominal value, in which CCU S.A. has a participation of 58.8429%, CCU Inversiones S.A. has a participation of 0.0489%, Inversiones Invex CCU Tres Limitada has a participation of 41.1070% and Inversiones CCU Lux S.à r.l. has a participation of 0.0012%.

As a result of the above mentioned, CCU Inversiones II SpA. is the sole shareholder of CCU Inversiones III SpA. as the latter was previously owned by Southern Breweries S.C.S.

On December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, CCU Inversiones II SpA., will acquire all the assets, authorizations, permits, obligations and liabilities of CCU Iversiones III SpA., and will succeed it in all its rights and obligations. As a result of the merger, all the capital of the Absorbed Company will be incorporated into the Absorbing Company, which it will be dissolved without the need of its liquidation. The latter did not generate effects at the CCU S.A. consolidated level.

Since the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, CCU Inversiones II SpA.’s shareholders, corresponding to CCU S.A. and CCU Inversiones S.A., have a participation of 99.9511% and 0.0489%, respectively.

On December 12, 2022, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. in the amount of US$ 17,000,000 (equivalent to ThCh$ 14,645,670), resulting in a participation of 99.9539% for CCU S.A. and 0.0461% for CCU Inversiones S.A. The latter did not generate effects at the CCU S.A. consolidated level.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of US$ 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 9, 2023, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 1,500,000 (equivalent to ThCh$ 1,190,145), in which the Company reached a 99.9547% interest and CCU Inversiones S.A. reached a 0.0453% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

On June 1, 2021, the Company agreed to the division of this subsidiary, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809 (equivalent ThCh$ 221,302,753 and ThCh$ 133,823,454).

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021. In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres CCU Ltda., CCU Inversiones S.A. and CCU S.A. The latter did not generate effects at the CCU S.A. consolidated level.

Following the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, the shareholders of Inversiones Invex CCU Ltda. reached the following participations: CCU S.A. with 65.1854% and CCU Inversiones S.A. with 34.8086%.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On May 25, 2023, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of US$ 8,150,000 (equivalent to ThCh$ 6,593,595), in which the Company reached a 66.6519% interest and CCU Inversiones S.A. reached a 33.3481% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(3) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, reaching a direct shareholding of 84.5159%.

On September 7, 2022, the subsidiary CCU Inversiones S.A. acquired an additional 0.1856% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 438,105, equivalent to 74,000,000 shares, reaching a direct participation of 84.7015% (indirect interest of 84.6824%), which generated an effect on the Company’s equity of ThCh$ 102,625.

(4) VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

(5) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £ 1 (equivalent to Ch$ 1,135.30).

On November 28, 2022, a capital increase was made for an amount of £ 417,399 (equivalent to ThCh$ 431,444).

(6) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of US$ 1,019,971 and US$ 1,019,971 (equivalent to ThCh$ 867,771 and ThCh$ 950,695) respectively, since both partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On January 25, 2023, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for US$ 1,784,914 (equivalent to ThCh$ 1,437,659), since both partners contributed in proportion to the current shareholding, the percentages of participation were unchanged.

On May 25, 2023, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for US$ 1,784,914 (equivalent to ThCh$ 1,444,049), since both partners contributed in proportion to the current shareholding, the percentages of participation were unchanged.

(7) Cervecera CCU Chile Ltda.

On August 16, 2022, the Company made a capital increase to the subsidiary Cervecera CCU Chile Ltda. in the amount of ThCh$ 6,750,000. As only CCU participated in this capital increase, the participation in Cervecera CCU Chile Ltda. is 99.8064% for CCU and 0.1935% for Millahue S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(8) Volcanes del Sur S.A.

On August 24, 2022, the subsidiaries Cervecería Kunstmann S.A. and Cervecera CCU Chile Ltda. jointly acquired brands of Volcanes del Sur S.A. for ThCh$ 12,950,000. This transaction generated a direct participation in Volcanes del Sur S.A. of 50.1% for Cervecería Kunstmann S.A. and 49.9% for Cervecera CCU Chile Ltda.

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

(9) La Barra S.A.

At the Extraordinary Shareholders' Meeting of La Barra S.A., held on September 2, 2022, it was approved to carry out a capital increase for a total of ThCh$ 4,500,000, equivalent to 4,500,000 shares. The Company and the subsidiary Cervecera CCU Chile Ltda. will materialize this capital increase according to their percentage of participation (99% and 1%, respectively). The effective payment date was October 7, 2022. The latter did not generate effects at the CCU S.A. consolidated level.

(10) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.	The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of US$ 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.0070% and 54.9640% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.	The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put Option Agreement, for a total of US$ 32,651,973 (present value of US$ 31,745,078, equivalent to ThCh$ 25,949,059 at the date of signing the agreement and US$ 32,555,031, equivalent to ThCh$ 28,554,669 as of December 31, 2023), with respect to the Companies in Paraguay. The options can be exercised by the parties at the beginning of 2024. See Note 2 - Summary of material accounting policies, number 2.7 – Financial instruments - Option Contracts.

As a result, currently the only shareholders of the Companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA., and Sudameris Bank S.A.E.C.A.

(11) VSPT Winegroup (Shanghai) Limited

On December 5, 2022, VSPT Winegroup (Shanghai) Limited was incorporated in China for the purpose of commercializing wine. The committed capital of the company amounts US$ 500,000 (equivalent to ThCh$ 438,560 as of December 31, 2023).

(12) D&D SpA.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. completed the acquisition of a 51.0132% interest in D&D SpA. (company owner of, among others assets, the Pizka brand), a joint stock company engaged in the frozen cocktail business, whose main product is packaged pisco sour. Its main products are manufactured in the production plant located in the district of Quilicura, in the city of Santiago, Chile.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For this business combination, the fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	992,511
Total non-current assets	2,597,635
Total Assets	3,590,146
Total current liabilities	727,196
Total non-current liabilities	636,956
Total Liabilities	1,364,152

Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. formalized the acquisition of a 51.0132% interest in D&D SpA. through the purchase and sale of 444 shares for ThCh$ 1,250,000 and subscribed 135 shares through a capital increase for ThCh$ 200,000, leaving CPCH as holder of 579 shares.

On the same date, a share sale and purchase agreement contract was signed between CPCH and Panda SpA and MBB SpA, agreeing that the purchase price will be subject to a contingent consideration based on the financial results of D&D SpA., and classified as a financial liability. The payment, if applicable, must be made within 30 days following the date on which the financial statements corresponding to the first year of calculation (2023) and the second year of calculation (2024), as applicable, are approved by the respective ordinary shareholders' meeting. The contingent consideration is recognized at its fair value at the acquisition date. Fair value will vary based on the probabilities of accomplish of the financial results being achieved. See contingent liability in Note 11 - Accounts and transactions with related parties, number (5).

(13) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which was returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

(14) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,540,618 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,845,888.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 95.6345% interest in said company.

The amount disbursed for this transaction was ThCh$ 1,168,183 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 1,086,489.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 99.9419% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,636,863 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 3,267,148.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2023, Promarca S.A. recorded a profit of ThCh$ 6,490,044 (ThCh$ 7,729,870 as of 2022 and ThCh$ 5,854,185 as of 2021) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2023, BCP recorded a profit of ThCh$ 5,628,818 (M$ 4,781,336 as of 2022 and ThCh$ 2,878,066 as of 2021) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of December 31, 2023, BCCCU recorded a profit of ThCh$ 769,486 (loss of M$ 292,979 as of 2022 and ThCh$ 562,405 as of 2021).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

D)	Early termination Budweiser license

The general aspects of the transaction are described below:

According to the Material Event reported on September 6, 2017, the CMF was informed that CCU and Compañía Cervecerías Unidas Argentina S.A. (CCU-A), entity organized under the laws of the Republic of Argentina and a subsidiary of CCU, have agreed with Anheuser-Busch InBev S.A./N.V. (ABI and together with CCU-A the "Parties"), an offer letter ("Term Sheet") which, among other matters, contemplates the early termination of license agreement in Argentina for the brand "Budweiser", signed between CCU-A and Anheuser-Busch, Incorporated (today Anheuser-Busch LLC, a subsidiary of ABI) dated March 26, 2008 (the "License Agreement").

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

The Transaction provides for the conclusion of the following contracts:

I.	Contract by virtue of which CCU-A will produce for the ABI Group part or all of the volume of the beer Budweiser, for a period of up to one year;
II.	Contract by virtue of which the ABI Group will produce for CCU-A part or all of the volume of the beer Isenbeck and Diosa for a period of up to one year;
III.	Contract by virtue of which the ABI Group will produce and distribute the Group of Brands, on behalf of CCU-A, for a period of maximum three years; and

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

IV.	Other agreements, documents and/or contracts that the Parties deem necessary for the Transaction (the “Transaction Documents”).

In summary, this agreement with ABI consists of the early termination of the license agreement of the Budweiser brand in exchange for a portfolio of brands representing similar volumes, plus different payments of up to US$ 400,000,000 before taxes, over a period of up to three years.

Status of the Transaction as of December 31, 2023

As of December 31, 2023 and December 31, 2022, there is no longer any income for this item, for the year ended December 31, 2021, it was recognized in Other income by function US$ 5,002,286, equivalent to ThCh$ 4,225,381 in 2021.

Note 2   Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) – measured at fair value, and assets held for sale – measured at the lower of carrying amount and fair value less costs to sell.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

The application of the new accounting pronouncements as of January 1, 2023, had no significant effect on the Company's Consolidated Financial Statements.

The following are the New Standards, Improvements, Amendments and Interpretations, mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements and accounting policies, classification and liquidation of current and non-current liabilities (non-current liabilities with covenants).	January 1, 2024
Amendments to IAS 7 - IFRS 16	Information to be disclosed on supplier financing agreements.	January 1, 2024
Amendments to IFRS 16	Sale and leaseback leases.	January 1, 2024
Amendments to IAS 21	Lack of exchangeability	January 1, 2025

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements except for the Amendment to IAS 21, for which management has decided to apply from the mandatory date, i.e. January 1, 2025. Given the volatility of the exchange markets in Argentina and the announcements of amendments to them, it is not possible at this date to estimate the impact that the adoption of this amendment will have.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

2.2	Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1- General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Consolidated Statement of Income after net income.

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), OR before Exceptional Items (EI), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA before EI, ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Sterling Pound, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Financial information in hyperinflationary economies

Inflation in Argentina has shown significant increases since the beginning of 2018. The three-year cumulative inflation rate, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it is still increasing. The three-year cumulative inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(5,668,787)	910,811	3,115,880

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	877.12	855.86	844.69
Cumulative monthly average US Dollar	Average USD	839.79	872.33	759.27
Euro	EUR	970.05	915.95	955.64
Argentine Peso	ARS	1.08	4.83	8.22
Uruguayan Peso	UYU	22.48	21.36	18.91
Canadian Dollar	CAD	663.98	632.61	660.79
Sterling Pound	GBP	1,118.20	1,033.90	1,139.32
Paraguayan Guarani	PYG	0.12	0.12	0.12
Swiss Franc	CHF	1,044.56	927.36	923.66
Bolivian	BOB	126.02	122.97	121.36
Australian Dollar	AUD	599.21	583.01	612.23
Danish Krone	DKK	130.14	123.18	128.51
Brazilian Real	BRL	180.80	161.96	151.68
Colombian Peso	COP	0.23	0.18	0.21
Yuan	CYN	123.15	123.69	132.54
Adjustment units
Unidad de fomento (*)	UF	36,789.36	35,110.98	30,991.74
Unidad indexada (**)	UI	132.13	118.93	98.26

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

ndex used in hyperinflationary economies	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Argentina Consumer Price Index	3,520.08	1,138.64	578.87
Index percentage variation of Argentina Consumer Price Index	209.1%	95.5%	50.0%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Financial assets

The Company recognizes a financial asset in its Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Financial liabilities

The Company recognizes a financial liability in its Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Option Contracts

The put option granted was recognised as described in Note 1 - General Information, number (10), and is recorded as a financial liability in the consolidated financial statements.

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent year and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Consolidated Statement of Income.

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of significant accounting policies 2.17).

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the year incurred.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

The Company and subsidiaries have adopted the exception to paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 3   Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4   Accounting changes

During the years ended on December 31, 2023, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Consolidated Financial Statements.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 5  Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2023, the Company maintained foreign currency obligations amounting to ThCh$ 673,839,310 (ThCh$ 624,587,229 for the year ended December 31, 2022) mostly denominated in US Dollars. Foreign currency obligationsThCh$ 544,341,120 as of December 31, 2023 (ThCh$ 516,448,473 for the year ended December 31, 2022) represent a 42% (39% as of December 31, 2022) of total other financial liabilities. The remaining 58% (61% as of December 31, 2022) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 564,888,883 (ThCh$ 590,728,935 for the year ended December 31, 2022) that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 42,453,444 (ThCh$ 18,055,830 as of December 31, 2022).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

As of December 31, 2023 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 7,510,628 (ThCh$ 274,781 for the year ended December 31, 2022).

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2023 of the Company’s total sales, both in Chile and abroad, 5% (6% as of December 31, 2022) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 62% (63% as of December 31, 2022) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 65,944,570 (ThCh$ 20,173,381 for the year ended December 31, 2022 and ThCh$ 10,149,345 for the year ended December 31, 2021).

Considering the exposure in Chile at December 31, 2023, after the use of derivative instruments is a liability of ThCh$ 7,510,628 (ThCh$ 274,781 as of December 31, 2022), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 545,052 (ThCh$ 43,941 for the year ended December 31, 2022 and
ThCh$ 307,399 or the year ended 2021) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (6% for the year ended December 31, 2022 and 5% for the year ended December 31, 2021), in currencies other than Chilean Peso, and that approximately 62% (63% for the year ended December 31, 2022 and 63% for the year ended December 31, 2021) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 41,161,484 (ThCh$ 43,950,998 for the year ended December 31, 2022 and ThCh$ 34,891,134 for the year ended December 31, 2021).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended December 31, 2023 was a income of ThCh$ 60,164,242, income of ThCh$ 63,345,544 for the year ended December 31, 2022 and income of ThCh$ 56,990,988 for the year ended December 31, 2021). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 6,016,424 (income of ThCh$ 6,334,554 for the year ended December 31, 2022 and ThCh$ 5,699,099 for the year ended December 31, 2021).

The net investment in foreign subsidiaries, joint ventures and associates as of December 31, 2023 amounted to ThCh$ 287,347,360, ThCh$ 135,198,194 and ThCh$ 1,743,988 respectively (ThCh$ 417,864,198, ThCh$ 127,903,707 and ThCh$ 2,147,907 as of December 31, 2022). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 42,428,954 (ThCh$ 54,791,581 the 2022 and ThCh$ 47,864,606 the 2021) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps.

As of December 31, 2023 and December 31, 2022, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The term and conditions of the Company’s obligations with financial institutions as of December 31, 2023, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to short and long-term debt amounted to M$ 77,023,048 (Thch$ 75,930,875 as of 2022 and ThCh$ 35,660,493 as of December 31, 2021).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 14,025,895 (income of ThCh$ 1,198,565 for the year endend December 31, 2022 and income of ThCh$ 2,529,298 for the year endend December 31, 2021). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 11,592,842 (ThCh$ 4,681,098 for the year endend December 31, 2022 and ThCh$ 463,190 for the year endend December 31, 2021).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (6% for the year endend December 31, 2022 and 8% for the year endend December 31, 2021) of the direct cost of the Chile Operating segment.

For the period ended December 31, 2023 in the Chile Operation segment, the cost of cans represented approximately 21% of direct costs (24% for the year endend December 31, 2022 and 20% for the year endend December 31, 2021). In the International Business Operating segment, the cost of cans represented approximately 32% of direct raw materials costs December 31, 2023 (37% for the year ended December 31, 2022 and 38% for the year ended December 31, 2021).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

fluctuation risks involving these raw materials, which jointly represent approximately 28% (26% as of December 31, 2022 and 30% as of December 31, 2021) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (27% for the year endend December 31, 2022 and 26% for the year endend December 31, 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (45% for the year endend December 31, 2022) and 42% for the year endend December 31, 2021 of our wine supply for export came from our own vineyards.

The remaining 66% (73% for the year endend December 31, 2022 and 74% for the year endend December 31, 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 48% (58% for the year enden December 31, 2022 and 60% for the year endend December 31, 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 17% (15% as of December 31, 2022 and as of December 31, 2021) of the total supply.

We should consider that as of December 31, 2023 wine represents 56% (59% for the year endend December 31, 2022 and 60% for the year endend December 31, 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 27% (34% for the year endend December 31, 2022) and 36% for the year endend December 31, 2021).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income by Function for the year ended December 31, 2023 amounted to ThCh$ 1,090,286,882 (ThCh$ 1,188,930,623 on 2022 and ThCh$ 1,014,092,586 on 2021). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 61,638,324 (ThCh$ 62,291,401 on 2022 and ThCh$ 51,992,161 on 2021) for the Chile Operating segment, ThCh$ 17,294,358 (ThCh$ 23,328,732 as of December 31, 2022 and ThCh$ 20,522,990 as of December 31, 2021) for the International Business Operating segment and ThCh$ 9,926,816 (ThCh$ 11,714,298 as of December 31, 2022 and ThCh$ 10,139,588 as of December 31, 2021) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 65% of total trade accounts receivable (63% for the year ended December 31, 2022). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2023 is equivalent to 83% (82% as of December 31, 2022) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 24 days overdue (30 as of December 31, 2022).

As of December 31, 2023, the Company has approximately 1,650 customers (1,692 as of December 31, 2022) with more than Ch$ 10 million in debt each, which altogether represent approximately 89% (87% as of December 31, 2022) of total trade accounts receivable. There are 305 customers (328 customers as of December 31, 2022) with balances in excess of

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Ch$ 50 million each, representing approximately 78% (76% as of December 31, 2022) of the total accounts receivable. The 88% (88% as of December 31, 2022) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2022).

As of December 31, 2023 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2023, that amount to ThCh$ 7,751,305 (ThCh$ 5,689,741 for the year ended December 31, 2022), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 10% of total trade accounts receivable (11% as of December 31, 2022). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 90% (81% as of December 31, 2022) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2023 there were 73 customers (68 customers as of December 31, 2022) with more than ThCh$ 65,000 of debt each, which represent 93% (95% as of December 31, 2022) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 56 days overdue (41 days average as of December 31, 2022).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2023. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2023 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The Company’s financial liabilities maturities as of December 31, 2023 and December 31, 2022 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	198,569,040	18,446,613	15,884,136	39,244,074	168,351,944	6,773,214	248,699,981
Bond payable	1,089,489,347	13,599,586	43,987,484	168,542,146	70,621,982	1,105,895,648	1,402,646,846
Lease liabilities	41,204,099	2,417,780	6,258,386	12,657,830	6,149,772	26,518,546	54,002,314
Deposits for return of bottles and containers	11,774,922	-	11,774,922	-	-	-	11,774,922
Put option liability (1)	28,554,669	28,636,699	-	-	-	-	28,636,699
Sub-Total	1,369,592,077	63,100,678	77,904,928	220,444,050	245,123,698	1,139,187,408	1,745,760,762
Derivatives
Derivatives not designated as hedges	468,541	468,541	-	-	-	-	468,541
Derivatives designated as hedges	12,541,188	1,428,407	1,869,494	5,742,758	5,757,322	-	14,797,981
Sub-Total	13,009,729	1,896,948	1,869,494	5,742,758	5,757,322	-	15,266,522
Total	1,382,601,806	64,997,626	79,774,422	226,186,808	250,881,020	1,139,187,408	1,761,027,284

(*) See current and non-current book value in Note 7 - Financial Instruments.

(1)	See Note 1 - General Information, letter C, number (10).

As of December 31, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	219,577,086	32,305,088	108,934,345	21,298,955	68,848,369	15,568,993	246,955,750
Bond payable	1,112,554,014	17,366,393	33,370,503	178,617,720	109,662,435	1,112,436,605	1,451,453,656
Lease liabilities	40,427,168	2,840,482	7,570,840	11,078,825	4,625,260	25,965,311	52,080,718
Deposits for return of bottles and containers	11,912,090	-	11,912,090	-	-	-	11,912,090
Sub-Total	1,384,470,358	52,511,963	161,787,778	210,995,500	183,136,064	1,153,970,909	1,762,402,214
Derivatives
Derivatives not designated as hedges	3,753,264	3,753,264	-	-	-	-	3,753,264
Derivatives designated as hedges	13,789,496	2,258,210	3,319,743	5,980,373	5,965,808	-	17,524,134
Sub-Total	17,542,760	6,011,474	3,319,743	5,980,373	5,965,808	-	21,277,398
Total	1,402,013,118	58,523,437	165,107,521	216,975,873	189,101,872	1,153,970,909	1,783,679,612

(*) See current and non-current book value in Note 7 - Financial Instruments.

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 6   Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented separately within the Other, in addition in the other presents the elimination of transactions between segments.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

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Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

a)	Information as per operating segments for the years ended December 31, 2023 and 2022:

	Chile		International Business		Wines		Others		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,714,560,272	1,627,114,439	566,277,644	761,302,617	234,510,659	268,794,991	-	-	2,515,348,575	2,657,212,047
Others income	22,428,784	25,681,177	19,740,170	19,374,495	5,495,301	6,840,932	2,543,237	2,326,297	50,207,492	54,222,901
Sales revenue between segments	21,982,179	20,553,741	466,547	1,886,239	12,819,535	20,713,970	(35,268,261)	(43,153,950)	-	-
Net sales	1,758,971,235	1,673,349,357	586,484,361	782,563,351	252,825,495	296,349,893	(32,725,024)	(40,827,653)	2,565,556,067	2,711,434,948
Change %	5.1	-	(25.1)	-	(14.7)	-	-	-	(5.4)	-
Cost of sales	(953,938,348)	(972,143,151)	(285,512,340)	(389,025,772)	(156,502,790)	(183,138,062)	17,341,512	29,381,676	(1,378,611,966)	(1,514,925,309)
% of Net sales	54.2	58.1	48.7	49.7	61.9	61.8	-	-	53.7	55.9
Gross margin	805,032,887	701,206,206	300,972,021	393,537,579	96,322,705	113,211,831	(15,383,512)	(11,445,977)	1,186,944,101	1,196,509,639
% of Net sales	45.8	41.9	51.3	50.3	38.1	38.2	-	-	46.3	44.1
MSD&A (1)	(601,496,981)	(544,219,910)	(243,405,220)	(332,194,128)	(77,362,794)	(75,131,811)	(14,007,196)	(16,377,702)	(936,272,191)	(967,923,551)
% of Net sales	34.2	32.5	41.5	42.4	30.6	25.4	-	-	36.5	35.7
Others operating income (expenses)	1,049,865	(233,217)	(13,487)	1,569,929	1,058,998	966,449	515,889	541,907	2,611,265	2,845,068
Adjusted operating result (2)	204,585,771	156,753,079	57,553,314	62,913,380	20,018,909	39,046,469	(28,874,819)	(27,281,772)	253,283,175	231,431,156
Change %	30.5	-	(8.5)	-	(48.7)	-	-	-	9.4	-
% of Net sales	11.6	9.4	9.8	8.0	7.9	13.2	-	-	9.9	8.5
Net financial expense	-	-	-	-	-	-	-	-	(37,620,556)	(53,060,337)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(19,217,758)	(10,978,068)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(65,944,570)	(20,173,381)
Result as per adjustment units	-	-	-	-	-	-	-	-	(14,025,895)	1,198,565
Other gains (losses)	-	-	-	-	-	-	-	-	(13,316,208)	(12,669,540)
Income before taxes									103,158,188	135,748,395
Income tax (expense) benefit									15,267,255	(263,943)
Net income for year									118,425,443	135,484,452
Non-controlling interests									12,772,715	17,316,101
Net income attributable to equity holders of the parent									105,652,728	118,168,351
Depreciation and amortization	78,823,699	70,252,736	28,010,403	38,909,547	12,165,441	12,328,271	7,119,655	5,006,939	126,119,198	126,497,493
ORBDA (3)	283,409,470	227,005,815	85,563,717	101,822,927	32,184,350	51,374,740	(21,755,164)	(22,274,833)	379,402,373	357,928,649
Change %	24.8	-	(16.0)	-	(37.4)	-	-	-	6.0	-
% of Net sales	16.1	13.6	14.6	13.0	12.7	17.3	-	-	14.8	13.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	Information as per operating segments for the years ended December 31, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,627,114,439	1,538,677,522	761,302,617	657,839,497	268,794,991	245,271,440	-	-	2,657,212,047	2,441,788,459
Others income	25,681,177	21,328,227	19,374,495	15,022,421	6,840,932	5,138,052	2,326,297	1,435,121	54,222,901	42,923,821
Sales revenue between segments	20,553,741	18,146,164	1,886,239	5,082,733	20,713,970	11,210,573	(43,153,950)	(34,439,470)	-	-
Net sales	1,673,349,357	1,578,151,913	782,563,351	677,944,651	296,349,893	261,620,065	(40,827,653)	(33,004,349)	2,711,434,948	2,484,712,280
Change %	6.0	-	15.4	-	13.3	-	-	-	9.1	-
Cost of sales	(972,143,151)	(810,802,559)	(389,025,772)	(341,082,046)	(183,138,062)	(159,494,416)	29,381,676	19,819,224	(1,514,925,309)	(1,291,559,797)
% of Net sales	58.1	51.4	49.7	50.3	61.8	61.0	-	-	55.9	52.0
Gross margin	701,206,206	767,349,354	393,537,579	336,862,605	113,211,831	102,125,649	(11,445,977)	(13,185,125)	1,196,509,639	1,193,152,483
% of Net sales	41.9	48.6	50.3	49.7	38.2	39.0	-	-	44.1	48.0
MSD&A (1)	(544,219,910)	(506,891,948)	(332,194,128)	(288,303,183)	(75,131,811)	(69,052,335)	(16,377,702)	(17,929,915)	(967,923,551)	(882,177,381)
% of Net sales	32.5	32.1	42.4	42.5	25.4	26.4	-	-	35.7	35.5
Others operating income (expenses)	(233,217)	1,077,090	1,569,929	8,004,833	966,449	605,853	541,907	217,971	2,845,068	9,905,747
Adjusted operating result (2)	156,753,079	261,534,496	62,913,380	56,564,255	39,046,469	33,679,167	(27,281,772)	(30,897,069)	231,431,156	320,880,849
Change %	(40.1)	-	11.2	-	15.9	-	-	-	(27.9)	-
% of Net sales	9.4	16.6	8.0	8.3	13.2	12.9	-	-	8.5	12.9
Net financial expense	-	-	-	-	-	-	-	-	(53,060,337)	(21,396,824)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(10,978,068)	226,026
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(20,173,381)	(10,149,345)
Result as per adjustment units	-	-	-	-	-	-	-	-	1,198,565	2,529,298
Other gains (losses)	-	-	-	-	-	-	-	-	(12,669,540)	9,590,450
Income before taxes									135,748,395	301,680,454
Income tax (expense) benefit									(263,943)	(82,629,773)
Net income for year									135,484,452	219,050,681
Non-controlling interests									17,316,101	19,887,950
Net income attributable to equity holders of the parent									118,168,351	199,162,731
Depreciation and amortization	70,252,736	73,082,403	38,909,547	34,289,517	12,328,271	12,011,674	5,006,939	4,733,145	126,497,493	124,116,739
ORBDA (3)	227,005,815	334,616,899	101,822,927	90,853,772	51,374,740	45,690,841	(22,274,833)	(26,163,924)	357,928,649	444,997,588
Change %	(32.2)	-	12.1	-	12.4	-	-	-	(19.6)	-
% of Net sales	13.6	21.2	13.0	13.4	17.3	17.5	-	-	13.2	17.9

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile (1)	1,960,179,879	1,896,472,434	1,781,697,146
Argentina (2)	479,815,516	700,321,546	612,603,034
Uruguay	34,750,501	28,961,604	21,643,168
Paraguay	70,348,122	65,639,419	48,286,593
Bolivia	20,462,049	20,039,945	20,482,339
Foreign countries	605,376,188	814,962,514	703,015,134
Total	2,565,556,067	2,711,434,948	2,484,712,280
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Domestic sales	2,448,913,805	2,559,606,624	2,354,364,404
Exports sales	116,642,262	151,828,324	130,347,876
Total	2,565,556,067	2,711,434,948	2,484,712,280

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,618,117,846	1,818,810,903	1,713,348,191
Non-alcoholic business	897,230,729	838,401,144	728,440,268
Others (1)	50,207,492	54,222,901	42,923,821
Total	2,565,556,067	2,711,434,948	2,484,712,280

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile operating segment	78,823,699	70,252,736	73,082,403
International Business operating segment	28,010,403	38,909,547	34,289,517
Wines operating segment	12,165,441	12,328,271	12,011,674
Others (1)	7,119,655	5,006,939	4,733,145
Total	126,119,198	126,497,493	124,116,739

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	294,097,407	45,937,153	293,355,573
Chile operating segment	131,525,546	16,363,598	121,754,766
International business operating segment	69,414,222	68,638,330	101,401,629
Wines operating segment	21,783,654	6,000,923	19,545,855
Others (1)	71,373,985	(45,065,698)	50,653,323

Cash flows from investing activities	(137,231,817)	(236,456,796)	(178,992,533)
Chile operating segment	(60,441,964)	(144,848,367)	(40,365,451)
International business operating segment	(38,973,597)	(67,910,992)	(63,129,231)
Wines operating segment	(11,310,213)	(13,030,601)	(8,920,470)
Others (1)	(26,506,043)	(10,666,836)	(66,577,381)

Cash flows from financing activities	(118,036,175)	537,101,943	(233,643,855)
Chile operating segment	(27,109,286)	45,534,885	(107,692,241)
International business operating segment	1,426,434	3,751,919	(9,003,717)
Wines operating segment	(5,351,845)	(30,597,389)	(40,134,129)
Others (1)	(87,001,478)	518,412,528	(76,813,768)

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile operating segment	80,678,753	146,703,164	94,336,053
International Business operating segment	36,284,427	42,064,662	63,288,453
Wines operating segment	11,600,973	13,869,824	8,977,284
Others (1)	883,687	965,840	5,252,192
Total	129,447,840	203,603,490	171,853,982

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	1,750,524,550	1,705,948,397
International Business operating segment	541,973,292	742,411,775
Wines operating segment	433,443,907	443,365,402
Others (1)	698,004,531	703,353,405
Total	3,423,946,280	3,595,078,979

(2)	Includes assets corresponding to the Corporate Support Units.

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Assets per geographic location

Assets per geographical location	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile (1)	2,847,015,037	2,799,011,955
Argentina (2)	465,498,008	658,747,694
Uruguay	35,961,224	31,045,777
Paraguay	32,405,738	66,096,952
Bolivia	40,639,592	38,276,794
Others (3)	2,426,681	1,899,807
Total	3,423,946,280	3,595,078,979

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	703,705,503	814,262,800
International Business operating segment	265,663,942	316,320,502
Wines operating segment	161,313,082	161,308,309
Others (1)	955,881,172	867,218,315
Total	2,086,563,699	2,159,109,926

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net income of year	118,425,443	135,484,452	219,050,681
Add (Subtract):
Other gains (losses)	13,316,208	12,669,540	(9,590,450)
Finance income	(39,402,492)	(22,870,538)	(14,263,669)
Finance costs	77,023,048	75,930,875	35,660,493
Share of net income (loss) of joint ventures and associates accounted for using the equity method	19,217,758	10,978,068	(226,026)
Gains (losses) on exchange differences	65,944,570	20,173,381	10,149,345
Result as per adjustment units	14,025,895	(1,198,565)	(2,529,298)
Income tax (expense) benefit	(15,267,255)	263,943	82,629,773
Adjusted operating result	253,283,175	231,431,156	320,880,849
Depreciation and amortization	126,119,198	126,497,493	124,116,739
ORBDA	379,402,373	357,928,649	444,997,588

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(470,120,810)	(504,184,248)	(438,601,936)
Administrative expenses	(197,256,571)	(187,421,796)	(161,390,779)
Others expenses by function	(270,703,334)	(278,757,105)	(284,087,358)
Others expenses included in ´Others expenses by function´	1,808,524	2,439,598	1,902,692
Total MSD&A	(936,272,191)	(967,923,551)	(882,177,381)

Note 7   Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	-	421,051	-
Marketable securities and investments in other companies	3,314,469	-	11,956,585	-
Derivatives designated as hedges	3,844,149	29,981,745	33,280,356	37,054,245
Total others financial assets	7,440,650	29,981,745	45,657,992	37,054,245
Accounts receivavble - trade and other current receivables (net)	446,486,753	3,313,742	445,263,536	3,941,760
Accounts receivable from related parties	9,040,528	42,506	6,204,099	42,506
Total accounts receivables	455,527,281	3,356,248	451,467,635	3,984,266
Sub-Total financial assets	462,967,931	33,337,993	497,125,627	41,038,511
Cash and cash equivalents	618,154,016	-	597,081,675	-
Total financial assets	1,081,121,947	33,337,993	1,094,207,302	41,038,511
Bank borrowings	24,494,870	174,074,170	134,737,116	84,839,970
Bond payable	38,650,859	1,050,838,488	30,871,086	1,081,682,928
Deposits for return of bottles and containers	11,774,922	-	11,912,090	-
Put option liability (1)	28,554,669	-	-	-
Total financial liabilities measured at amortized cost	103,475,320	1,224,912,658	177,520,292	1,166,522,898
Derivatives not designated as hedges	468,541	-	3,753,264	-
Derivatives designated as hedges	3,207,739	9,333,449	4,605,695	9,183,801
Total financial derivative liabilities	3,676,280	9,333,449	8,358,959	9,183,801
Total others financial liabilities (*)	107,151,600	1,234,246,107	185,879,251	1,175,706,699
Lease Liabilities	7,142,360	34,061,739	9,120,616	31,306,552
Total lease liabilities (**)	7,142,360	34,061,739	9,120,616	31,306,552
Accounts receivavble - trade and other current receivables	434,974,163	88,596	491,315,277	20,945
Accounts payable to related parties	55,140,630	536,083	34,282,408	-
Total commercial obligations and other accounts payable	490,114,793	624,679	525,597,685	20,945
Total financial liabilities	604,408,753	1,268,932,525	720,597,552	1,207,034,196

(1)	See Note 1 - General information, letter C, number (10).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	282,032	421,051	421,051
Marketable securities and investments in other companies	3,314,469	3,314,469	11,956,585	11,956,585
Derivatives designated as hedges	33,825,894	33,825,894	70,334,601	70,334,601
Total others financial assets	37,422,395	37,422,395	82,712,237	82,712,237
Accounts receivavble - trade and other current receivables (net)	449,800,495	449,800,495	449,205,296	449,205,296
Accounts receivable from related parties	9,083,034	9,083,034	6,246,605	6,246,605
Total accounts receivables	458,883,529	458,883,529	455,451,901	455,451,901
Sub-Total financial assets	496,305,924	496,305,924	538,164,138	538,164,138
Cash and cash equivalents	618,154,016	618,154,016	597,081,675	597,081,675
Total financial assets	1,114,459,940	1,114,459,940	1,135,245,813	1,135,245,813
Bank borrowings	198,569,040	202,837,636	219,577,086	222,603,740
Bond payable	1,089,489,347	963,749,615	1,112,554,014	1,012,325,805
Deposits for return of bottles and containers	11,774,922	11,774,922	11,912,090	11,912,090
Put option liability (1)	28,554,669	28,554,669	-	-
Total financial liabilities measured at amortized cost	1,328,387,978	1,206,916,842	1,344,043,190	1,246,841,635
Derivatives not designated as hedges	468,541	468,541	3,753,264	3,753,264
Derivatives designated as hedges	12,541,188	12,541,188	13,789,496	13,789,496
Total financial derivative liabilities	13,009,729	13,009,729	17,542,760	17,542,760
Total others financial liabilities (*)	1,341,397,707	1,219,926,571	1,361,585,950	1,264,384,395
Lease Liabilities	41,204,099	41,204,099	40,427,168	40,427,168
Total lease liabilities (**)	41,204,099	41,204,099	40,427,168	40,427,168
Accounts receivavble - trade and other current receivables	435,062,759	435,062,759	491,336,222	491,336,222
Accounts payable to related parties	55,676,713	55,676,713	34,282,408	34,282,408
Total commercial obligations and other accounts payable	490,739,472	490,739,472	525,618,630	525,618,630
Total financial liabilities	1,873,341,278	1,751,870,142	1,927,631,748	1,830,430,193

(1)	See Note 1 - General information, letter C, number (10).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	Financial instruments by category:

As of December 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	282,032	-	-	282,032
Marketable securities and investments in other companies	3,314,469	-	-	3,314,469
Derivatives designated as hedges	-	-	33,825,894	33,825,894
Total others financial assets	3,596,501	-	33,825,894	37,422,395
Cash and cash equivalents	-	618,154,016	-	618,154,016
Trade and other receivable (net)	-	449,800,495	-	449,800,495
Accounts receivable from related parties	-	9,083,034	-	9,083,034
Total financial assets	3,596,501	1,077,037,545	33,825,894	1,114,459,940

As of December 31, 2023	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	198,569,040	198,569,040
Bond payable	-	-	1,089,489,347	1,089,489,347
Deposits for return of bottles and containers	-	-	11,774,922	11,774,922
Derivatives not designated as hedges	468,541	-	-	468,541
Derivatives designated as hedges	-	12,541,188	-	12,541,188
Put option liability	-	-	28,554,669	28,554,669
Total Others financial liabilities	468,541	12,541,188	1,328,387,978	1,341,397,707
Lease liabilities	-	-	41,204,099	41,204,099
Trade and other current payables	-	-	435,062,759	435,062,759
Accounts payable to related parties	-	-	55,676,713	55,676,713
Total financial liabilities	468,541	12,541,188	1,860,331,549	1,873,341,278

As of December 31, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	421,051	-	-	421,051
Marketable securities and investments in other companies	11,956,585	-	-	11,956,585
Derivatives designated as hedges	-	-	70,334,601	70,334,601
Total others financial assets	12,377,636	-	70,334,601	82,712,237
Cash and cash equivalents	-	597,081,675	-	597,081,675
Trade and other receivable (net)	-	449,205,296	-	449,205,296
Accounts receivable from related parties	-	6,246,605	-	6,246,605
Total financial assets	12,377,636	1,052,533,576	70,334,601	1,135,245,813

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	219,577,086	219,577,086
Bond payable	-	-	1,112,554,014	1,112,554,014
Deposits for return of bottles and containers	-	-	11,912,090	11,912,090
Derivatives not designated as hedges	3,753,264	-	-	3,753,264
Derivatives designated as hedges	-	13,789,496	-	13,789,496
Total Others financial liabilities	3,753,264	13,789,496	1,344,043,190	1,361,585,950
Lease liabilities	-	-	40,427,168	40,427,168
Trade and other current payables	-	-	491,336,222	491,336,222
Accounts payable to related parties	-	-	34,282,408	34,282,408
Total financial liabilities	3,753,264	13,789,496	1,910,088,988	1,927,631,748

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year, are detailed as follows:

	As of December 31, 2023				As of December 31, 2022
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	4,625	32,586,117	12,129,230	5	11,455	69,024,803	13,389,059
Less than a year			3,844,149	2,795,781			33,280,356	4,205,258
Between 1 and 5 years			15,028,294	9,333,449			18,986,487	9,183,801
More than 5 years			13,713,674	-			16,757,960	-
Cross currency swaps UF/EURO	1	296	1,059,999	49,840	1	296	1,243,303	45,392
Less than a year			-	49,840			-	45,392
Between 1 and 5 years			1,059,999	-			1,243,303	-
Cross currency swaps UF/USD	1	479	179,778	362,118	1	479	66,495	355,045
Less than a year			-	362,118			-	355,045
Between 1 and 5 years			179,778	-			66,495	-
Subtotal derivados de cobertura	4		33,825,894	12,541,188	7		70,334,601	13,789,496
Forwards USD	22	141,145	252,476	408,679	27	154,156	293,023	3,699,120
Less than a year	22	141,145	252,476	408,679			293,023	3,699,120
Forwards Euro	6	6,275	3,553	34,468	6	12,860	13,999	52,421
Less than a year	6	6,275	3,553	34,468			13,999	52,421
Forwards CAD	2	2,000	-	25,394	2	1,870	90,550	-
Less than a year	2	2,000	-	25,394			90,550	-
Forwards GBP	3	752	26,003	-	3	774	23,479	1,723
Less than a year			26,003	-			23,479	1,723
Subtotal derivatives with effects on income	33		282,032	468,541	38		421,051	3,753,264
Total instruments	37		34,107,926	13,009,729	45		70,755,652	17,542,760

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In the case of Cross Currency Swap, these qualify as cash flows hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 - Other financial liabilities.

As of December 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,405,269	CLP	79,820,831	1,584,438	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	94,104,646	CLP	75,232,197	18,872,449	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,020,211	USD	17,202,551	(182,340)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,558,552	EUR	9,548,393	1,010,159	06-02-2025

As of December 31, 2022
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	82,322,384	CLP	80,933,348	1,389,036	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	105,013,688	CLP	85,070,350	19,943,338	08-10-2023
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	100,564,068	CLP	81,917,436	18,646,632	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	69,182,555	CLP	55,845,532	13,337,023	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	51,120,767	CLP	48,801,052	2,319,715	03-15-2030
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	16,322,595	USD	16,611,145	(288,550)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,102,729	EUR	8,904,818	1,197,911	06-02-2025

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the year ended December 31, 2023 a charge before income taxes of ThCh$ 4,379,170 (ThCh$ 12,415,374 as of December 31, 2022 and ThCh$ 2,168,254 as of December 31, 2021), related to the fair value of Cross Currency Swap derivatives instruments.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	-	282,032	-
Marketable securities and investments in other companies	3,314,469	3,314,469	-	-
Derivatives designated as hedges	33,825,894	-	33,825,894	-
Total others financial assets	37,422,395	3,314,469	34,107,926	-
Derivatives not designated as hedges	468,541	-	468,541	-
Derivative designated as hedges	12,541,188	-	12,541,188	-
Total financial derivative liabilities	13,009,729	-	13,009,729	-

As of December 31, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	421,051	-	421,051	-
Marketable securities and investments in other companies	11,956,585	11,956,585	-	-
Derivatives designated as hedges	70,334,601	-	70,334,601	-
Total others financial assets	82,712,237	11,956,585	70,755,652	-
Derivatives not designated as hedges	3,753,264	-	3,753,264	-
Derivative designated as hedges	13,789,496	-	13,789,496	-
Total financial derivative liabilities	17,542,760	-	17,542,760	-

During the year ended December 31, 2023, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 8   Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Cash on hand	279,521	239,542	182,491
Bank balances	367,146,884	179,097,293	68,131,885
Cash	367,426,405	179,336,835	68,314,376
Time deposits	186,368,967	389,303,495	54,890,333
Securities purchased under resale agreements	49,038,418	12,115,866	109,332,901
Investments in mutual funds	15,320,226	16,325,479	33,030,515
Short term investments classified as cash equivalents	64,358,644	28,441,345	142,363,416
Cash equivalents	250,727,611	417,744,840	197,253,749
Total	618,154,016	597,081,675	265,568,125

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	-	2,351	-	-	198,246	-	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	-	185,464,394	-	117,857	786,716	-	-	-	186,368,967
Securities purchased under resale agreements	49,038,418	-	-	-	-	-	-	-	49,038,418
Investments in mutual funds	245,651	-	-	15,074,575	-	-	-	-	15,320,226
Short term investments classified as cash equivalents	49,284,069	-	-	15,074,575	-	-	-	-	64,358,644
Cash equivalents	49,284,069	185,464,394	-	15,192,432	786,716	-	-	-	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

The composition of cash and cash equivalents by currency as of December 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,160	2,553	-	9,494	-	-	150,335	-	239,542
Bank balances	34,284,961	135,390,795	555,639	2,982,055	1,170,848	2,681,005	532,059	1,499,931	179,097,293
Cash	34,362,121	135,393,348	555,639	2,991,549	1,170,848	2,681,005	682,394	1,499,931	179,336,835
Time deposits	1,702,165	387,601,330	-	-	-	-	-	-	389,303,495
Securities purchased under resale agreements	12,115,866	-	-	-	-	-	-	-	12,115,866
Investments in mutual funds	-	-	-	16,325,479	-	-	-	-	16,325,479
Short term investments classified as cash equivalents	12,115,866	-	-	16,325,479	-	-	-	-	28,441,345
Cash equivalents	13,818,031	387,601,330	-	16,325,479	-	-	-	-	417,744,840
Total	48,180,152	522,994,678	555,639	19,317,028	1,170,848	2,681,005	682,394	1,499,931	597,081,675

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of time deposits is detailed as follows:

As of December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UY	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UY	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UY	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canada	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

As of December 31, 2022:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank N.A. - United States	12-19-2022	01-19-2023	USD	214,295,932	0.39
Scotia Corredora de Bolsa Chile S.A.	12-27-2022	01-03-2023	CLP	1,702,165	0.96
Sumitomo Mitsui Banking Corporation - United States	11-03-2022	01-03-2023	USD	43,316,249	0.35
Sumitomo Mitsui Banking Corporation - United States	12-27-2022	01-26-2023	USD	129,989,149	0.37
Total				389,303,495

As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	2.50
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.28
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.28
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	2.83
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	2.83
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	2.83
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.33
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.20
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.21
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	2.83
Total				54,890,333

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-30-2022	01-03-2023	CLP	1,000,300	0.90
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-22-2022	01-12-2023	CLP	802,280	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-03-2023	CLP	699,139	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-05-2023	CLP	349,569	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2022	01-03-2023	CLP	1,859,195	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-27-2022	01-03-2023	CLP	143,338	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-22-2022	01-12-2023	CLP	501,425	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	519,243	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	1,486,457	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-05-2023	CLP	652	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-03-2023	CLP	1,304	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	426,919	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	5,447	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	168,394	0.95
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2022	01-03-2023	CLP	797,417	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-03-2023	CLP	503,000	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-05-2023	CLP	2,500,800	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	350,987	0.94
Total					12,115,866

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	7,086,899	36,465,915	5,791,718
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	3,205,058	438,105	12,207,458
Cash flows used to obtain control of subsidiaries or other businesses (3)	2,000,000	-	-

(1)	See Note 16 - Investments accounted for using equity method, number (2) for 2023, 2022 and 2021 and number (3) for 2023 and 2022 .
(2)	See Note 1 - General Information, letter C, number (10) for 2023, number (3) for 2022 and numbers (3) and (14) for 2021 .
(3)	See Note 15 - Business combinations letter a).

Note 9   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	7,023,579	2,605,172	5,969,572	-
Advertising	9,430,148	9,452,969	9,638,905	12,189,131
Advances to suppliers	9,860,004	-	2,646,597	-
Prepaid expenses	1,736,475	156,307	1,633,812	312,916
Total advances	28,050,206	12,214,448	19,888,886	12,502,047
Guarantees paid	-	92,963	11,223	107,492
Consumables	754,621	-	985,485	-
Dividends receivable	869,878	-	1,152,147	-
Others	-	3,616	-	3,905
Total others assets	1,624,499	96,579	2,148,855	111,397
Total	29,674,705	12,311,027	22,037,741	12,613,444

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	-	219,233,148	-
International business operating segment	96,340,285	-	95,454,996	-
Wines operating segment	61,262,042	-	64,529,473	-
Total commercial debtors	387,669,016	-	379,217,617	-
Impairment loss estimate	(7,751,305)	-	(5,689,741)	-
Total commercial debtors - net	379,917,711	-	373,527,876	-
Others accounts receivables	66,569,042	3,313,742	71,735,660	3,941,760
Total other accounts receivable	66,569,042	3,313,742	71,735,660	3,941,760
Total	446,486,753	3,313,742	445,263,536	3,941,760

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chilean Peso	291,976,889	282,513,670
Argentine Peso	78,019,455	84,117,884
US Dollar	43,734,334	48,620,961
Euro	8,114,465	9,337,050
Unidad de Fomento	2,261,531	2,159,295
Uruguayan Peso	6,514,410	6,786,253
Paraguayan Guarani	13,996,752	11,971,053
Bolivian	2,856,786	1,800,775
Others currencies	2,325,873	1,898,355
Total	449,800,495	449,205,296

The detail of the accounts receivable maturities as of December 31, 2023, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	222,098,388	4,396,221	959,644	1,210,305	1,402,131
International business operating segment	96,340,285	89,730,464	5,177,374	433,352	405,212	593,883
Wines operating segment	61,262,042	57,181,716	3,858,399	62,884	121,455	37,588
Total commercial debtors	387,669,016	369,010,568	13,431,994	1,455,880	1,736,972	2,033,602
Impairment loss estimate	(7,751,305)	(2,393,058)	(1,385,596)	(600,340)	(1,338,709)	(2,033,602)
Total commercial debtors - net	379,917,711	366,617,510	12,046,398	855,540	398,263	-
Others accounts receivables	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total other accounts receivable	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total current	446,486,753	432,920,318	12,175,609	965,021	403,516	22,289
Others accounts receivables	3,313,742	3,313,742	-	-	-	-
Total non-current	3,313,742	3,313,742	-	-	-	-

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The detail of the accounts receivable maturities as of December 31, 2022 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	219,233,148	213,862,500	2,805,528	870,442	1,162,551	532,127
International business operating segment	95,454,996	88,876,236	5,677,849	317,765	98,762	484,384
Wines operating segment	64,529,473	57,781,459	6,379,416	225,394	94,989	48,215
Total commercial debtors	379,217,617	360,520,195	14,862,793	1,413,601	1,356,302	1,064,726
Impairment loss estimate	(5,689,741)	(2,842,752)	(711,757)	(501,800)	(737,507)	(895,925)
Total commercial debtors - net	373,527,876	357,677,443	14,151,036	911,801	618,795	168,801
Others accounts receivables	71,735,660	71,433,620	81,332	206,788	-	13,920
Total other accounts receivable	71,735,660	71,433,620	81,332	206,788	-	13,920
Total current	445,263,536	429,111,063	14,232,368	1,118,589	618,795	182,721
Others accounts receivables	3,941,760	3,941,760	-	-	-	-
Total non-current	3,941,760	3,941,760	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2023, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 32% (26% as of December 31, 2022) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2023			As of December 31, 2022
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.08%	435,313,376	(2,393,058)	0.14%	431,953,815	(2,842,752)
0 to 3 months	19.50%	13,561,205	(1,385,596)	8.42%	14,944,125	(711,757)
3 to 6 months	64.05%	1,565,361	(600,340)	46.50%	1,620,389	(501,800)
6 to 12 months	100.00%	1,742,225	(1,338,709)	100.00%	1,356,302	(737,507)
More than 12 months	100.00%	2,055,891	(2,033,602)	100.00%	1,078,646	(895,925)
Total		454,238,058	(7,751,305)		450,953,277	(5,689,741)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write off normally takes more than 1 year.

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	(5,689,741)	(5,820,206)	(6,323,298)
Estimate of expected credit losses up 12 months	(4,135,572)	(1,091,053)	(1,846,559)
Estimate of expected credit losses longer than 12 months	(74,250)	(31,800)	(33,501)
Impairment provision of accounts receivable	(4,209,822)	(1,122,853)	(1,880,060)
Uncollectible accounts	1,025,786	478,548	1,995,725
Add back of unused provisions	102,200	204,012	476,246
Effect of translation into presentation currency	1,020,272	570,758	(88,819)
Total	(7,751,305)	(5,689,741)	(5,820,206)

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 11   Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of eight years with maturing in the year 2023. Consequently, the UF 9,995 was paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(5)	On 20 January, 2023, the subsidiary Compañía Pisquera de Chile S.A. formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCH with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

(6)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

(7)	Corresponds to loan agreements between the subsidiary Compañía Cervecerías Unidas Argentina S.A. and Aguas de Origen S.A. agreed on the following dates: a) June 15, 2023, for a total of ARS 200,000,000 (equivalent to ThCh$ 643,744), at a fixed interest rate of 104.6% per annum, maturing on December 20, 2023; b) July 5, 2023, for a total of ARS 350,000,000 (equivalent to ThCh$ 1,072,997), at a fixed interest rate of 100.5% per annum, maturing on December 20, 2023. Interest will be paid monthly and principal will be amortized in a single payment at the end of the established term. As of the maturity dates indicated above, the principal and interest amounts indicated have been collected in full.

The transaction table includes the main transactions made with related parties.

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	205	438
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU	Sales of products	CLP	61	160
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	33	98
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	6,588	4,197
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	12,098	988
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	55	49
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	134
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,272	1,935
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	50
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	718
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	8,602	1,153
76,455,830-8	Watts S.A. (ex Diwatts S.A.)	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	6,522	848
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	27,853	14,203
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	-	10,663
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(6)	Related to non-controlling subsidiary	Sales of products	CLP	677,731	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	61,708	25,098
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	219,304	857,808
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	339	500
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	3,441,112	2,789,247
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	866	2,227
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	963,889	4,326
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	83	184
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	459	1,099
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	509	4,250
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	796,841
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	-	74,663
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	-	3,015
84,356,800-9	Watts S.A. (fusionada con ex Diwatts) (**)	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	-	14,783
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	456	1,325
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	-	113,782
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	31,571	37,836
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	58	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	4,739	4,085
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,453	2,579
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	245,920	275,402
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	626	683
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,976	3,068
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	32,759	41,492
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	596	232
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	372	174
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	471	301
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	14	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	424	957
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,735	3,716
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	875	2,410
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,224,351	692,100
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	28,323	73,164
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,307	5,601
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	4,623
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary	Services provided	ARS	1,084,888	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	13,136	15,333
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	69,111	69,802
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	46,055	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	-	239,791
0-E	Fundación Ramón T. Cartes	Paraguay	(2)	Related until March 16, 2023	Donations	PYG	-	718
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Sales of products	PYG	-	345
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services provided	PYG	-	4,905
Total							9,040,528	6,204,099

(*) Chairman of the Board of Directors until December 29, 2023.

(**) Single Tax Identification Number (RUT) valid until October 31, 2023.

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
Total							42,506	42,506

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	23,375	17,283
71,238,300-3	Fundación Teletón	Chile	(1)	Related until December 31, 2023	Services received	CLP	-	208,238
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	92,268	279,560
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	8,363	7,138
76,455,830-8	Watts S.A. (ex Diwatts S.A.)	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	1,218,335	302,729
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	513,428	157,287
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	456	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	996
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	-
77,486,593-4	MBB SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	171,590	311,959
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,671	1,173
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,564,090	1,147,715
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	2,090
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	27,670	-
84,356,800-9	Watts S.A. (fusionada con ex Diwatts S.A.) (**)	Chile	(2)	Related joint venture shareholder of the subsidiary	Royalty	USD	-	15,995
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	11,464
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	-	10,473
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	9,527	95,039
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	381	548
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	10,966	12,258
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services received	CLP	33,026	-
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	16,989	-
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	782,698	429,337
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	-	30,487
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	16,350
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	14,676	2,977
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	288	5,479
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,908,328	3,277,811
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	744,554	2,058,046
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	11,261	193,814
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Purchase of products	USD	-	1,800
0-E	Aguas de Origen	Argentina	(2)	Joint venture of subsidiary	Consignation	ARS	9,229,527	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	91,998	-
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	-	860
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	1,963	1,286
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	4,512	27,182
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	29,341	502
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,938,038	2,992,097
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	88,757	16,876
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	34,041,624	22,406,932
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	21	9
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	8,160
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	1,131	6,850
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	6,172
0-E	La Misión S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	439
0-E	Palermo S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	3,544
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	-	128,988
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Others currencies	57,778	84,465
Total							55,140,630	34,282,408

(**) Single Tax Identification Number (RUT) valid until October 31, 2023.

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,041	-
77,486,593-4	MBB SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,042	-
Total							536,083	-

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Most significant transactions and effects on results:

For the years ended December 31, 2023 and 2022, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2023		2022
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	Chairman of CCU	Sales of products	5,399	3,509	7,069	4,595
6,525,286-4	Francisco Pérez Mackenna	Chile	Director	Sales of products	108	102	1,747	1,660
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	180	171	190	181
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,222,804	(1,222,804)	1,155,452	(1,155,452)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	-	-	1,849	1,849
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	2,813,685	-	8,471,325	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	138,858	-	573,035	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	-	-	26,088	(1,088)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	450,508	-	667,898	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,871,881	-	2,240,801	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	739,372	554,529	832,185	644,128
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	145,231	(145,231)	144,026	(144,026)
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	-	-	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	-	-	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	900,166	(900,166)	499,147	(499,147)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,584,400	4,240,894	11,376,459	7,327,373
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	344,652	(344,652)	-	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	21,182,529	-	20,804,801	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	6,584,400	6,584,400	4,136,850	4,136,850
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,023,511	-	2,497,851	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,494	8,249	9,021	5,956
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	8,533,943	-	5,414,220	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,617,375	-	2,655,807	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	71,381	722	32,772	2,751
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,876,759	-	8,447,312	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	45,293	33,970	39,859	27,941
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	-	-	173,828	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	374,278	(374,278)	293,324	(293,324)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	445,859	(445,859)	502,566	(502,566)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	259	192	1,405	1,042
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	2,235,409	1,587,187	1,953,745	1,387,200
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	24,275,754	-	73,088,417	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	11,602	11,602	10,557	10,557
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	95,600,000	-	149,300,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	96,739,832	139,832	148,410,149	110,149
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	164,423	156,202	137,697	129,228
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	7,529,691	-	6,177,739	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	153,253	(153,253)	449,860	(449,860)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,313	919	1,177	824
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	228,315	(228,315)	311,390	(311,390)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	130,016	-	243,771	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	78,765	(78,765)	103,396	(103,396)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,190,908	-	3,374,340	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	171,926	123,998	146,738	105,831
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	25,295,168	-	23,629,417	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	406,768	406,768	376,620	376,620
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	4,552,895	(4,552,895)	5,628,246	(5,628,246)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	15,202	(15,202)	267,368	(267,368)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	5,589	(5,589)	42,572	(42,572)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	320,417	286,706	257,898	230,765
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	62,119,774	(148,869)	77,238,037	(234,142)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	35,000,000	-	282,850,110	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	35,088,765	88,765	305,336,443	495,848
0-E	Aguas de Origen S.A. (7)	Argentina	Joint venture of subsidiary	Loan payment	545,944	-	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Capital contribution	4,545,020	-	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Purchase of products	2,094,249	-	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Services provided	6,905,615	6,905,615	-	-
0-E	Aguas de Origen S.A. (7)	Argentina	Joint venture of subsidiary	Loan	1,716,741	283,599	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Consignation sales	50,786,322	-	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	38,930	(38,930)	78,996	(78,996)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	2,631,809	-	1,648,121	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	4,176,846	-	10,328,704	-
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	-	-	25,594,237	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	479,859	(479,859)	971,055	(971,055)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	71,520	(71,520)	95,279	(95,279)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	17,637,986	-	16,543,178	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	14,514,754	(14,514,754)	19,199,831	(19,199,831)
0-E	Aerocentro S.A.	Paraguay	Related until March 16, 2023	Sales of products	357	250	1,452	1,016
0-E	Banco BASA S.A.	Paraguay	Related until March 16, 2023	Sales of products	103	72	1,796	1,257
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16, 2023	Sales of products	14,606	10,224	14,883	10,418
0-E	Cementos Concepción S.A.E.	Paraguay	Related until March 16, 2023	Sales of products	-	-	2,366	1,656
0-E	Chajha S.A.	Paraguay	Related until March 16, 2023	Sales of products	809	566	6,320	4,424
0-E	Cigar Trading S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	-	-	848	593
0-E	Club Libertad	Paraguay	Related until March 16, 2023	Sales of products	-	-	12,982	9,087
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16, 2023	Sales of products	62	44	705	493
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16, 2023	Sales of products	1,259	881	21,279	14,895
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	53,980	37,786	196,738	137,716
0-E	Fundación Ramón T. Cartes	Paraguay	Related until March 16, 2023	Sales of products	-	-	741	518
0-E	Ganadera Las Pampas S.A.	Paraguay	Related until March 16, 2023	Sales of products	712	498	3,930	2,751
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16, 2023	Sales of products	45	31	490	343
0-E	Horacio Cartes	Paraguay	Related until March 16, 2023	Dividends paid	2,513,295	-	-	-
0-E	La Misión S.A.	Paraguay	Related until March 16, 2023	Sales of products	257	180	1,278	894
0-E	Palermo S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,790	3,353	9,613	6,729
0-E	Pamplona S.A.	Paraguay	Related until March 16, 2023	Sales of products	12	9	1,302	912
0-E	Prana S.A.	Paraguay	Related until March 16, 2023	Sales of products	79	56	348	243
0-E	QSR S.A.	Paraguay	Related until March 16, 2023	Sales of products	-	-	339,904	237,933
0-E	Saga Gym S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	-	-	541	379
0-E	Sarah Cartes	Paraguay	Related until March 16, 2023	Purchase of shares	3,205,058	-	-	-
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,578	3,204	44,089	30,863
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	746,462	(746,462)	721,098	(721,098)

(*) Chairman of the Board of Directors until December 29, 2023.

(7) See Note 11 - Accounts and transactions with related parties, number (7).

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For the years ended December 31, 2022 and 2021, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,155,452	(1,155,452)	1,862,501	(1,862,501)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	1,849	1,849	2,200	2,200
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	8,471,325	-	19,874,256	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	573,035	-	455,343	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	-	-	25,000	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	26,088	(1,088)	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	667,898	-	163,589	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	2,240,801	-	1,403,236	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	144,026	(144,026)	123,548	(123,548)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	832,185	644,128	683,279	528,872
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	499,147	(499,147)	514,992	(514,992)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	11,376,459	7,327,373	9,919,947	6,389,260
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	4,136,850	4,136,850	1,288,570	1,288,570
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	184,143	(184,143)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	20,804,801	-	16,825,818	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,497,851	-	2,446,878	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	2,655,807	-	1,119,455	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan and interest	32,772	2,751	36,710	3,009
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	9,021	5,956	11,495	7,590
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	8,447,312	-	6,708,433	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	39,859	27,941	21,151	14,827
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	293,324	(293,324)	153,960	(153,960)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	502,566	(502,566)	487,171	(487,171)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	173,828	-	-	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	1,405	1,042	3,280	2,433
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,953,745	1,387,200	1,713,899	1,216,904
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	73,088,417	-	169,256,200	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	10,557	10,557	9,594	9,594
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	149,300,000	-	91,000,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	148,410,149	110,149	116,319,261	17,476,786
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	6,177,739	-	3,930,995	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	137,697	129,228	105,618	99,122
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	449,860	(449,860)	39,223	(39,223)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,177	824	-	-
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	311,390	(311,390)	318,312	(318,312)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	243,771	-	26,759	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	103,396	(103,396)	284,709	(284,709)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	23,629,417	-	18,180,143	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	3,374,340	-	1,771,495	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	376,620	376,620	326,264	326,264
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,628,246	(5,628,246)	5,489,100	(5,489,100)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	146,738	105,831	73,562	53,055
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	77,238,037	(234,142)	90,001,229	4,195,190
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	267,368	(267,368)	72,605	(72,605)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	282,850,110	-	431,716,879	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	42,572	(42,572)	398,855	(398,855)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	305,336,443	495,848	425,089,594	3,354,006
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	257,898	230,765	174,307	155,969
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	78,996	(78,996)	76,786	(76,786)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Contribution of capital	1,648,121	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Contribution of capital	10,328,704	-	-	-
0-E	Zona Franca Central Cervecera S.A.S.	Bolivia	Joint venture	Contribution of capital	-	-	5,791,718	-
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	25,594,237	-	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	971,055	(971,055)	274,937	(274,937)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,543,178	-	16,520,290	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	19,199,831	(19,199,831)	18,793,675	(18,793,675)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	95,279	(95,279)	108,396	(108,396)
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,452	1,016	957	670
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,796	1,257	1,502	1,051
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,883	10,418	1,185	829
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,366	1,656	1,287	901
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,320	4,424	6,178	4,325
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	848	593	676	473
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	12,982	9,087	-	-
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	705	493	1,215	850
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	21,279	14,895	13,338	9,337
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	196,738	137,716	77,782	54,447
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	741	518	725	508
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,930	2,751	4,744	3,321
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	490	343	284	199
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	204	143
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,278	894	732	512
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	9,613	6,729	13,066	9,146
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,302	912	825	578
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	348	243	999	699
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	339,904	237,933	37,416	26,191
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	541	379	281	197
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	44,089	30,863	23,405	16,384
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	721,098	(721,098)	374,723	(374,723)

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors’ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on October 5, 2022, the Board of Directors acknowledged the resignation of Mr. José Miguel Barros van Hövell tot Westerflier from the position of director, effective on October 1, 2022. At the same meeting, and as permitted by Article 32 of Law No. 18,046, the Board unanimously agreed to appoint Ms. María Gabriela Cadenas as a Director, until the next Ordinary Shareholders' Meeting was held.

Due to the above, at the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter being appointed as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Audit Committee were appointed at a Board meeting held on the same date. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Perez would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 12, 2023, resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2023.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Extraordinary Board meeting held on September 28, 2023, Mr. Andrónico Luksic Craig resigned to his position as Chairman and director of the Company, effective as of December 29th, 2023.  In addition, the Board appointed Mr. Oscar Hasbún Martínez as replacement director, assuming the position on December 29th, 2023, having to proceed, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations, to the full renewal of the Board at the next Ordinary Shareholders' Meeting. Finally, the Board agreed to appoint Mr. Francisco Pérez Mackenna as the new Chairman of the Board, assuming this new position after the resignation of Mr. Andrónico Luksic Craig became effective.

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Due to the fact that, in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations, the Chairman of the Board of Directors may not be a member of the Directors Committee, unless he is an independent director, at the Board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the Directors Committee and, additionally, as an observer of the Audit Committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis, appointed Mr. Hinzpeter as a member of the Directors Committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the Directors Committee is composed of directors Mr. Molina and Mr. Hinzpeter. Likewise, the Board of Directors resolved that Mr. Hinzpeter will participate in the Audit Committee meetings as an observer. Consequently, the Audit Committee continues to be comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Audit's Committee	64,704	67,307	71,380
Directors' Committee	82,379	75,494	67,691
Attendance meetings fee (*)	1,472,234	1,537,747	1,460,776
Dividend Participation (*)	2,008,338	2,646,357	3,004,895

(*) In 2023 and 2022, includes accrued per diem and participations of Director María Gabriela Cadenas.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Directors' Committee	23,177	20,084	17,689
Attendance meetings fee	193,382	224,474	226,566
Dividend Participation	37,437	28,009	28,064

The Chief Executives’ Remuneration as of December 31, 2023 amounted to ThCh$ 11,118,126 (ThCh$ 9,183,120 as of December 31, 2022 and ThCh$ 9,129,532 as of December 31, 2021). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 12   Inventories

The inventories balances are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Finished products	156,692,277	184,684,428
In process products	25,068,819	23,070,479
Raw material	224,501,917	244,040,652
Finished products and Raw material in transit	11,712,496	21,209,137
Materials and products	13,523,712	13,075,171
Realizable net value estimate and obsolescence	(5,770,789)	(5,280,333)
Total	425,728,432	480,799,534

For the years ended as of December 31, 2023, 2022 and 2021, the Company wrote off a total of ThCh$ 5,212,799, ThCh$ 2,371,770 and ThCh$ 3,692,846, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Initial balance	(5,280,333)	(3,176,553)
Inventories write-down estimation	(6,483,906)	(4,756,848)
Inventories recognised as an expense	5,212,799	2,371,770
Business combinations effect	780,651	281,298
Total	(5,770,789)	(5,280,333)

As of December 31, 2023 and 2022, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at 31 December, 2023 and 2022, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 13   Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of significant accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2022
Historic cost	12,546,705
Book Value	12,546,705

As of December 31, 2022
Conversion effect	(776,552)
Acquisitions	31,215,697
Decreases due to harvesting	(27,132,201)
Others increases (decreases) (1)	326,644
Sub-Total	3,633,588
Book Value	16,180,293

As of December 31, 2022
Historic cost	16,180,293
Book Value	16,180,293

As of December 31, 2023
Conversion effect	(2,006,357)
Acquisitions	30,554,114
Decreases due to harvesting	(30,547,833)
Others increases (decreases) (1)	584,067
Sub-Total	(1,416,009)
Book Value	14,764,284

As of December 31, 2023
Historic cost	14,764,284
Book Value	14,764,284

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 14   Non-current assets of disposal groups classified as held for sale

a) Chile Operating Segment

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a piece of land located in the district of Quilicura, in the Metropolitan Region of Santiago, Chile. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset, conditions that have materialized substantially at the date of these financial statements.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

c) Wine Operating segment

-	In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región.

At the date of issuance of the Consolidated Financial Statements, this group of assets, which amounted ThCh$ 1,770,547, were reclassified to Property, plant and equipment, under the concept of Land, buildings and constructions; the latter considering that the elements required by the IFRS 5 to keep them classified as Non-current assets held for sale are not met. (See Note 19 - Property, plant and equipment).

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. In December 2023, the balance of the agreed price was received and, at the closing of these Consolidated Financial Statements, the signing of the title transfer deed materializing the sale is pending. This transaction generated a loss in our results of ThCh$ 641,684 resulting from the lower book value to which the property was sold, discounting the costs to sell (See Note 32 - Other gains (losses)).

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of December 31, 2023.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	21,199,533	1,428,465
Constructions	236,886	341,197
Machinery	13,979	20,135
Vines in formation (plantations)	157,074	226,240
Total	21,607,472	2,016,037

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 15   Business Combinations

a)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA, as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA, through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815.315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000, CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, other price increases were recognised for this business combination, as indicated in Note 11 - Balances and transactions with related parties, number (5).

For the business combination described above, the fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (12)).

Note 16   Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2023 and 2022, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2023	As of December 31, 2022
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	12,650,998	10,874,398
Central Cervecera de Colombia S.A.S.	50,00	19,793,183	21,228,654
Zona Franca Central Cervecera S.A.S.	50,00	106,768,550	84,611,035
Aguas de Origen S.A.	50,00	8,636,461	22,064,018
Total joint ventures		147,849,192	138,778,105
Aguas Danone de Argentina S.A.	49,00	880,815	1,334,009
Others companies		863,173	813,898
Total associates		1,743,988	2,147,907
Total		149,593,180	140,926,012

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	72,589	104,552
Aguas de Origen S.A.	3,017,505	2,336,251
Total	4,984,864	4,335,573

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(10,565,966)	(9,410,015)	(5,935,519)
Zona Franca Central Cervecera S.A.S.	(1,710,319)	(1,965,827)	2,904,998
Aguas de Origen S.A.	(9,695,813)	2,533,720	-
Cervecería Austral S.A.	2,802,039	2,829,304	3,957,553
Total joint ventures	(19,170,059)	(6,012,818)	927,032
Aguas Danone de Argentina S.A.	(45,336)	(5,272,903)	-
Others companies	(2,363)	307,653	(701,006)
Total associates	(47,699)	(4,965,250)	(701,006)
Total	(19,217,758)	(10,978,068)	226,026

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Balance at the beginning of year	140,926,012	138,114,480
Others payments to acquire interests in joint ventures	7,086,899	36,465,915
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(19,217,758)	(10,978,068)
Dividends received	(908,640)	(4,164,922)
Others (*)	21,706,667	(18,511,393)
Total	149,593,180	140,926,012

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2023 and December 31, 2022, the amount of capital contributions to CCC and ZF CC amounts to US$ 304,170,191 and US$ 298,959,619 (equivalent to ThCh$ 206,283,598 and ThCh$ 202,106,752 based on the exchange rates at the dates of the contributions), respectively.

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 27,386,281).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that ADO, is the continuation of the business of Aguas Danone de Argentina S.A., whish was efective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meeting of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of the shares of ADO, thus reaching a 50% shareholding in this company.

On March 30, 2023, at an Extraordinary Shareholders' Meeting of Aguas de Origen S.A., it was agreed to increase capital and set a share premium by the shareholder Holding Internationale De Boissons S.A.S., resulting in a capital increase of ARS 1 and a share premium of ARS 80,158,267 (equivalent to ThCh$ 304,411). In another Extraordinary Meeting held on the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., also made a capital stock contribution of ARS 1, consequently, both shareholders maintained the same participation in this company.

On June 6, 2023, at an Extraordinary Shareholders' Meeting of ADO, it was agreed: (i) to capitalize the balance in the capital adjustment account in the amount of ARS 59,643, issuing bonus shares that were awarded to the shareholders Compañía Cervecerías Unidas Argentina S.A. and Holding Internationale de Boissons S.A.S. in proportion to their shareholdings; and (ii) to approve a capital increase in the amount of ARS 29,142,000 (equivalent to ThCh$ 95,601), which was subscribed and paid in by subsidiary Compañía Cervecerías Unidas Argentina S.A. and shareholder Holding Internationale de Boissons S.A.S. in proportion to their shareholdings. As a result, both shareholders maintained the same shareholding in this company.

On September 27, 2023, at an Extraordinary Shareholders' Meeting of ADO, a capital increase was approved in the amount of ARS 1 with a share premium in the amount of ARS 1,688,179,074 (equivalent to ThCh$ 4,373,920), which was fully subscribed and paid in by the subsidiary Compañía Cervecerías Unidas Argentina S.A. In another Extraordinary Shareholders' Meeting held on the same day, a capital increase was approved for the amount of ARS 1, which was fully subscribed and paid in by the shareholder Holding Internationale De Boissons S.A.S., as a result, both shareholders maintained the same shareholding in this company.

On October 25, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 62,811,000 (equivalent to ThCh$ 159,661) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

On December 21, 2023, at ADO's Extraordinary Shareholders' Meeting, an increase in capital stock in the amount of ARS 80,385,000 (equivalent to ThCh$ 86,937) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2023.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates		Joint ventures
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	120,150	1,002,278	130,488,940	185,086,705
Non-current assets	1,871,190	3,554,693	360,977,091	287,017,890
Current liabilities	(101,254)	885,460	106,403,754	127,663,233
Non-current liabilities	(240,587)	1,162,416	96,312,931	75,013,628

	Associates		Joint ventures
	For the years ended as of December 31,
	2023	2022	2023	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	120,587	133,790,585	411,989,034	327,979,632	266,707,778
Operating result	(180,321)	(8,524,865)	(28,106,929)	(8,895,582)	(3,907,203)
Net income for year	(92,524)	(13,235,375)	(37,483,698)	(14,228,664)	548,637
Other comprehensive income	(908,241)	(13,235,375)	51,387,114	(28,791,782)	16,571,448
Depreciation and amortization	(180,254)	(3,739,776)	(22,734,983)	(16,901,777)	(15,726,722)

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2022
Additions (2)	12,950,000	2,416,575	-	613,295	15,979,870
Amortization of year	-	(4,454,798)	-	(153,637)	(4,608,435)
Conversion effect (cost)	(20,964,262)	(1,064,314)	-	(6,019)	(22,034,595)
Conversion effect (amotization)	-	379,453	-	104,772	484,225
Others increases (decreases) (1)	28,918,297	1,624,386	-	82,231	30,624,914
Sub-Total	20,904,035	(1,098,698)	-	640,642	20,445,979
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2022
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2023
Additions	-	7,250,921	-	-	7,250,921
Additions for business combinations (cost) (3)	1,962,891	-	-	-	1,962,891
Divestitures (cost)	-	(81,475)	-	-	(81,475)
Divestitures (amortization)	-	74,540	-	-	74,540
Amortization of year	-	(10,053,940)	-	(161,248)	(10,215,188)
Conversion effect (cost)	(45,306,098)	(1,838,630)	-	(110,812)	(47,255,540)
Conversion effect (amotization)	-	726,017	-	199,821	925,838
Others increases (decreases) (1)	27,807,102	245,218	-	19,228	28,071,548
Sub-Total	(15,536,105)	(3,677,349)	-	(53,011)	(19,266,465)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2023
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (8).
(3)	See Note 1 - General information, letter C), number (12).

There are no restrictions or pledges on intangible assets.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,181,320	33,003,901
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA. (1)	1,962,891	-
	Cervecería Kunstmann S.A. (2)	13,915,244	13,915,144
	Cervecería Szot SpA.	344,502	344,502
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	52,738,444	50,598,034
International Business	CCU Argentina S.A. and subsidiaries	41,041,119	59,088,046
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,779,956	2,641,563
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,680,609	3,563,156
	Bebidas Bolivianas BBO S.A.	6,875,725	6,709,069
	Sub-Total	54,377,409	72,001,834
Wines	Viña San Pedro Tarapacá S.A.	19,895,252	19,947,342
	Sub-Total	19,895,252	19,947,342
Total		127,011,105	142,547,210

(1)	See Note 1 - General information, letter C), number (12).
(2)	See Note 1 - General information, letter C), number (8).

As of December 31, 2023, the Company performed the annual impairment test, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2022
Historic cost	131,172,835
Book Value	131,172,835

As of December 31, 2022
Others increases (decreases) (1)	19,526,568
Conversion effect	(13,729,969)
Sub-Total	5,796,599
Book Value	136,969,434

As of December 31, 2022
Historic cost	136,969,434
Book Value	136,969,434

As of December 31, 2023
Additions for business combinations (2)	2,100,677
Others increases (decreases) (1)	18,776,632
Conversion effect	(30,254,687)
Sub-Total	(9,377,378)
Book Value	127,592,056

As of December 31, 2023
Historic cost	127,592,056
Book Value	127,592,056

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (12).

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	509	2,277
	D&D SpA. (1)	2,100,677	-
	Cervecera Guayacán SpA.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	46,705,143	44,606,234
International Business	CCU Argentina S.A. and subsidiaries	27,727,792	39,949,114
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,155,840	4,815,276
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,401,679	5,244,087
	Bebidas Bolivianas BBO S.A.	10,185,458	9,938,579
	Sub-Total	48,470,769	59,947,056
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		127,592,056	136,969,434

(1)	See Note 1 - General information, letter C), number (12).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2024 ThCh$	155,221	28,438	1,990	2,396	2,414
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	8.62%	26.43%	9.64%	11.39%	14.07%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and / or intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units / brands. An exceptionally longer period of time (no longer than ten years), is considered for those units / brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used, In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2023.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2022
Additions	-	-	-	-	197,387,873	-	-	197,387,873
Transfers	61,166,714	79,898,704	22,694,028	19,887,613	(200,131,448)	9,568,259	6,915,853	(277)
Transfers to Assets held for sale (cost)	(1,765,306)	(36,934)	-	-	-	-	(615,461)	(2,417,701)
Transfers to Assets held for sale (depreciation)	30,707	29,939	-	-	-	-	287,546	348,192
Transfers from Assets held from sale (cost)	1,770,547	-	-	-	-	-	-	1,770,547
Conversion effect historic (cost)	(29,680,592)	(54,111,392)	(34,138,268)	(9,104,748)	(7,821,487)	(781,851)	(2,238,221)	(137,876,559)
Write off (cost)	(6,648,641)	(9,972,059)	(2,248,000)	(84,791)	-	(1,255,691)	-	(20,209,182)
Write off (depreciation)	6,535,423	9,970,855	2,172,805	77,589	-	1,254,399	-	20,011,071
Capitalized interests	-	-	-	-	797,442	-	-	797,442
Depreciation	(24,493,237)	(38,579,233)	(25,171,425)	(15,552,044)	-	(6,609,355)	(1,808,857)	(112,214,151)
Conversion effect (depreciation)	1,821,057	8,082,936	14,171,760	5,747,971	-	528,252	-	30,351,976
Others increases (decreases) (1)	34,879,083	59,737,810	27,530,952	4,432,463	25,533,318	271,976	5,587,805	157,973,407
Divestitures (cost)	(401,557)	(65,792)	(20,065,136)	(7,645,330)	-	(629,411)	(392,883)	(29,200,109)
Divestitures (depreciation)	63,935	50,276	19,750,911	7,307,878	-	365,518	323,801	27,862,319
Sub-Total	43,278,133	55,005,110	4,697,627	5,066,601	15,765,698	2,712,096	8,059,583	134,584,848
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2022
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,199	2,443,393,825
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,004)	(1,086,547,523)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2023
Additions	-	-	-	-	138,289,044	-	-	138,289,044
Additions for business combinations (cost) (2)	181,006	534,269	-	-	-	79,094	-	794,369
Additions for business combinations (depreciation) (2)	(18,054)	(100,613)	-	-	-	(20,076)	-	(138,743)
Transfers	48,036,193	67,714,703	26,923,762	18,748,098	(174,281,473)	12,850,863	7,854	-
Non-current assets of disposal groups classified as held for sale (cost) (3)	(20,207,777)	-	-	-	-	-	-	(20,207,777)
Conversion effect historic (cost)	(63,104,205)	(113,528,101)	(67,485,035)	(15,443,833)	(30,065,398)	(1,280,069)	(6,081,394)	(296,988,035)
Write off (cost)	(409,818)	(3,694,017)	(1,745,448)	(1,013,849)	-	(469,211)	-	(7,332,343)
Write off (depreciation)	375,578	3,245,257	1,568,049	1,013,399	-	433,053	-	6,635,336
Capitalized interests	-	-	-	-	761,764	-	-	761,764
Depreciation	(24,989,553)	(33,391,578)	(21,216,223)	(13,532,247)	-	(9,853,805)	(1,982,689)	(104,966,095)
Conversion effect (depreciation)	3,365,254	16,180,666	26,110,062	9,095,329	-	280,915	900,299	55,932,525
Others increases (decreases) (1)	36,545,275	63,049,635	25,926,231	2,886,596	13,403,899	65,091	3,686,922	145,563,649
Divestitures (cost)	(1,916,386)	(2,683,843)	(7,033,035)	(3,109,155)	-	(577,033)	(2,919,093)	(18,238,545)
Divestitures (depreciation)	1,823,097	2,519,811	6,862,886	2,917,906	-	519,197	2,393,347	17,036,244
Sub-Total	(20,319,390)	(153,811)	(10,088,751)	1,562,244	(51,892,164)	2,028,019	(3,994,754)	(82,858,607)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2023
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,727	2,393,284,224
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,286)	(1,119,296,529)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), number (12).
(3)	See Note 1 - Note 14 Non-current assets of disposal groups classified as held for sale, letter a).

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The balance of the land at the end of each year is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	253,143,223	280,329,704
Total	253,143,223	280,329,704

Capitalized interest as of December 31, 2023 amounted ThCh$ 761,764 (ThCh$ 797,442 as of December 31, 2022 and ThCh$ 1,074,074 as of December 31,2021, using an annually capitalization rate of 3.15% (3.64% as of December 31, 2022 and 2.04% as of December 31,2021).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2023, the Company maintained approximately 4,874 hectares of which 4,433 are for vines in production stage. Of the total hectares mentioned above, 4,271 correspond to own land and 162 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2023, the production in plant vines yield was approximately 63.5 million kilos of grapes (58.7 million kilos of grapes in 2022).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at December 31, 2023.

The depreciation year ended as of December 31, 2023 and 2022, recognized in net income and other assets is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Recognized in net incomes (*)	103,974,693	111,196,521
Recognized in others assets	991,402	1,017,630
Total	104,966,095	112,214,151

(*) Includes ThCh$ 1,724,762 (ThCh$ 1,772,514 as of December 31, 2022) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	7,113,560	3,346,699	10,460,259
Accumulated depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2022
Transfers from PPE (cost)	277	-	277
Divestitures	(121,880)	-	(121,880)
Depreciation	-	(85,267)	(85,267)
Conversion effect (cost)	(1,859,082)	(712,681)	(2,571,763)
Conversion effect (depreciation)	-	66,700	66,700
Others increases (decreases) (1)	2,528,154	916,159	3,444,313
Sub-Total	547,469	184,911	732,380
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2022
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2023
Additions	-	36,101	36,101
Depreciation	-	(72,250)	(72,250)
Conversion effect (cost)	(4,013,380)	(1,497,425)	(5,510,805)
Conversion effect (depreciation)	-	117,411	117,411
Others increases (decreases) (1)	2,468,404	798,301	3,266,705
Sub-Total	(1,544,976)	(617,862)	(2,162,838)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2023
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, recording no income in 2023 (ThCh$ 4,534 as of December 31, 2022 and ThCh$ 5,836 as of December 31, 2021). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 110,554 for period 2023 (ThCh$ 337,638 as on December 31, 2022 and ThCh$ 84,859 as on December 31, 2021). In addition, the expenses associated with such investment properties amounted to ThCh$ 76,843 for the period ended as of December 31, 2023 (ThCh$ 87,499 as of December 31, 2022 and ThCh$ 64,916 as f December 31,2021).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 18,060,704.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	24,494,870	174,074,170	134,737,116	84,839,970
Bonds payable (1)	38,650,859	1,050,838,488	30,871,086	1,081,682,928
Derivatives not designated as hedges (2)	468,541	-	3,753,264	-
Derivatives designated as hedges (2)	3,207,739	9,333,449	4,605,695	9,183,801
Deposits for return of bottles and containers	11,774,922	-	11,912,090	-
Put option liability (3)	28,554,669	-	-	-
Total	107,151,600	1,234,246,107	185,879,251	1,175,706,699

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

(3) See Note 1 - General information, letter C), number (10).

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,373	5,439	7,812	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,845	8,764	11,609	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	13,506	23,703	37,209	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,054	-	7,054	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,541,550	1,541,550	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	549,050	549,050	At maturity	8.34
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,363	-	1,363	At maturity	9.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	16,700,666	-	16,700,666	At maturity	5.88
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	34,320	34,320	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	213,582	-	213,582	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	58,367	58,367	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	32,080	-	32,080	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,656,358	1,656,358	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	BBVA	Argentina	Euros	177,940	-	177,940	At maturity	19.80
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander	Argentina	ARS	23,144	-	23,144	At maturity	105.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank	Argentina	ARS	31,389	-	31,389	Daily	130.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	271	-	271	At maturity	105.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,383	-	19,383	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,734	567,103	570,837	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,589	567,103	573,692	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,016	135,081	171,097	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,366	280,005	300,371	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,734	480,288	500,022	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,857	289,853	293,710	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,689	277,250	280,939	Semiannual	5.95
Total							18,003,886	6,490,984	24,494,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,237,075	3,851	1,240,926	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	42,917	27,813,845	27,856,762	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	65,763	291,746	357,509	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulación S	United States	USD	7,053,155	-	7,053,155	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	720,004	21,005	741,009	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,110,156	-	1,110,156	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	61,750	229,592	291,342	Semiannual	1.00
Total							10,290,820	28,360,039	38,650,859

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,645	6,719	8,364	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,622	10,587	13,209	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,010,488	-	1,010,488	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	26,710,141	732,067	27,442,208	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	96,199,000	96,199,000	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	2,582,301	-	2,582,301	At maturity	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,006,310	2,006,310	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,003,333	1,003,333	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	218,128	-	218,128	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	22,881	-	22,881	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,662,154	1,662,154	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Galicia	Argentina	ARS	-	2,999	2,999	Daily	0.00
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Santander - Argentina	Argentina	ARS	9,622	-	9,622	At maturity	46.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	14,806	-	14,806	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	62,115	-	62,115	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	600	-	600	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,453	245,937	250,390	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,907	491,874	500,781	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,550	516,467	522,017	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,638	516,467	521,105	Semiannual	5.30
Total							31,343,202	103,393,914	134,737,116

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	3,773,458	3,174,589	6,948,047	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,180,641	3,684	1,184,325	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,640	13,420,052	13,470,692	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	62,890	278,815	341,705	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	6,882,197	-	6,882,197	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	705,938	-	705,938	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	1,059,348	-	1,059,348	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	59,128	219,706	278,834	Semiannual	1.00
Total							13,774,240	17,096,846	30,871,086

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,198	16,263	21,940	53,401	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	25,276	28,272	47,416	100,964	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	15,062	-	-	15,062	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,726,334	-	6,726,334	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,967,737	-	5,967,737	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,994,217	-	-	2,994,217	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,651,019	-	-	1,651,019	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	486,291	648,388	162,097	1,296,776	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,080,648	1,080,648	2,026,213	4,187,509	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,240,038	2,240,038	3,920,067	8,400,143	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	720,432	960,576	-	1,681,008	Semiannual	5.50
Total							14,228,181	153,668,256	6,177,733	174,074,170

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,270	10,158	110,456,141	110,476,569	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,527,378	13,876,608	-	69,403,986	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	526,108	526,108	73,976,883	75,029,099	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	520,409,088	520,409,088	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,014	56,014	73,680,966	73,792,994	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	146,434,024	146,434,024	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,292,728	-	-	55,292,728	Semiannual	1.00
Total							111,412,498	14,468,888	924,957,102	1,050,838,488

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,141	15,132	26,883	56,156	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	23,137	25,868	55,717	104,722	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,000,000	-	40,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,710,993	-	6,710,993	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,998,735	-	-	2,998,735	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,391	-	-	3,299,391	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	659,034	1,054,454	2,504,328	4,217,816	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,365,925	2,185,478	4,918,354	8,469,757	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	368,400	491,200	122,800	982,400	Semiannual	5.50
Total							10,728,763	66,483,125	7,628,082	84,839,970

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	12,721,446	12,721,446	15,908,546	41,351,438	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,822	9,822	105,422,549	105,442,193	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	53,071,586	39,800,351	-	92,871,937	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	503,118	503,118	70,857,871	71,864,107	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	-	-	506,983,975	506,983,975	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	-	-	70,444,041	70,444,041	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	-	-	139,714,703	139,714,703	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	344,064	52,666,470	-	53,010,534	Semiannual	1.00
Total							66,650,036	105,701,207	909,331,685	1,081,682,928

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie D	0.53%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The terms and conditions of the main interest accruing obligations as of December 31, 2023, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

-	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

-	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

-	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of December 31, 2023, the subsidiary and CCU were in compliance with the financial covenants.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As at 31 December 2023, the subsidiary was in compliance with all the requirements of this obligation.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on May 12, 2028.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As at 31 December 2023, the subsidiary was in compliance with all the requirements of this obligation.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of December 31, 2023), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2023, the Company was in compliance with the financial covenants.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

As of December 31, 2023, the Company was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent to ThCh$ 61,213 as of December 31, 2023), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 112,573 as of December 31, 2023), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 (equivalent outstanding balance is ThCh$ 3,333,333 as of December 31, 2023), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA3 divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

c)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On February 18, 2023, the loan was fully paid.

Banco Itaú Corpbanca - Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000, at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 22, 2022, this loan was repaid for a total equivalent of ThCh$ 11,657,130.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 (equivalent outstanding balance is ThCh$ 7,054 December 31, 2023) at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (equivalent outstanding balance is ThCh$ 52,272 as of December 31, 2023) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (current balance equivalent to ThCh$ 8,700,514 as of December 31, 2023), at a fixed interest rate, maturing on April 4, 2032.

The BBO subsidiary amortizes interest on a quarterly basis, and the capital amortization will begin to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (current balance equivalent to ThCh$ 4,358,606 as of December 31, 2023), at a fixed interest rate, maturing on July 21, 2032.

The BBO subsidiary amortizes interest on a quarterly basis and the capital amortization will begin to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (current balance equivalent to ThCh$ 2,181,030 as of December 31, 2023), at a fixed interest rate and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on June 25, 2024 on a semi-annual basis.

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

d)	On May 29, 2023, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (current balance equivalent to ThCh$ 1,316,159 as of December 31, 2023), at a fixed interest rate and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series H Bonds - CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million, with 21 years terms. Emission was placed in the local market on April 2, 2009. The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital annually.

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36,446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements.

On September 15, 2023, the Company proceeded to prepay this bond for the total principal due at that date, equivalent to ThCh$ 42,757,520.

On the other hand, the inflationary risk associated with the interest rate, to which Bond H was exposed, was mitigated until the same date of prepayment of Bond H, through the use of Cross Currency Swap contracts, which left the rate fixed. See details of the Company's hedging in Note 7 - Financial instruments.

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 110,368,080 as of December 31, 2023) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not to sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets owned by it and its subsidiaries, necessary to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated with the interest rate to which the J Bond is exposed was mitigated through the use of Cross Currency Swap contracts, which left the rate fixed until August 11, 2023, the date on which it was settled. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 110,368,080 as of December 31, 2023), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 73,578,720 as of December 31, 2023) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to
ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments

6 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which leaves the rate fixed until June 1, 2023, the date on which it was liquidated. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 73,578,720 as of December 31, 2023) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends,

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[7] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000 (equivalent to ThCh$ 526,272,000 as of December 31, 2023), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 147,157,440 as of December 31, 2023), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[8] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the

8 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 55,184,040 as of December 31, 2023), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[9] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The

9 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
Additions	9,079,630	319,036	2,694,578	12,093,244
Conversion effect historic (cost)	(1,815,774)	(2,671,663)	31,082	(4,456,355)
Depreciation (*)	(6,777,557)	(1,878,504)	(1,033,172)	(9,689,233)
Conversion effect (depreciation)	1,059,617	1,514,005	(5,959)	2,567,663
Others increases (decreases) (1)	4,935,759	1,203,792	585,120	6,724,671
Divestitures (cost)	(977,851)	-	-	(977,851)
Divestitures (depreciation)	267,849	-	-	267,849
Sub-Total	5,771,673	(1,513,334)	2,271,649	6,529,988
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
As of December 31, 2022
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971

As of December 31, 2023
Additions	9,761,428	2,049,490	285,144	12,096,062
Additions for business combinations (cost) (2)	-	-	26,726	26,726
Conversion effect historic (cost)	(3,605,945)	(5,279,722)	14,083	(8,871,584)
Depreciation (*)	(7,720,353)	(1,576,613)	(1,684,616)	(10,981,582)
Conversion effect (depreciation)	1,998,626	2,694,334	(7,316)	4,685,644
Others increases (decreases) (1)	1,844,506	1,888,499	296,829	4,029,834
Divestitures (cost)	(144,097)	-	-	(144,097)
Depreciation of disposals of assets for right of use	38,247	-	-	38,247
Sub-Total	2,172,412	(224,012)	(1,069,150)	879,250
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
As of December 31, 2023
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (12).

(*) This amount includes ThCh$ 849,277 (ThCh$ 854,477 as of December 31, 2022) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	7,142,360	34,061,739	9,120,616	31,306,552
Total	7,142,360	34,061,739	9,120,616	31,306,552

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635,63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	46,742	58,352	105,094	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	138,201	421,929	560,130	Monthly	3.95
Subtotal							184,943	480,281	665,224
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	81,801	96,742	178,543	Monthly	2.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,764	32,291	43,055	Monthly	1.80
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,508,830	3,748,411	5,257,241	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	94,946	284,840	379,786	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,598	181,762	285,360	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	64,814	160,461	225,275	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	34,985	72,891	107,876	Monthly	0.84
Subtotal (leases IFRS )							1,899,738	4,577,398	6,477,136
Total							2,084,681	5,057,679	7,142,360

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	49,257	64,180	113,437	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	318,629	955,887	1,274,516	Monthly
Subtotal							367,886	1,020,067	1,387,953
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	86,780	111,905	198,685	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,767	32,301	43,068	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,585,174	4,222,379	5,807,553	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	31,917	95,753	127,670	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	209,906	481,331	691,237	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	83,515	206,356	289,871	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,835	88,294	130,129	Monthly
Subtotal (leases IFRS )							2,049,894	5,238,319	7,288,213
Total							2,417,780	6,258,386	8,676,166

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,036	133,285	177,321	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	128,118	391,120	519,238	Monthly	3.95
Subtotal							172,154	524,405	696,559
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	174,057	182,644	356,701	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,744	28,744	57,488	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,700,536	4,205,015	5,905,551	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	197,018	898,826	1,095,844	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	40,403	120,954	161,357	Monthly	23.59
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	186,839	551,073	737,912	Monthly	31.26
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,301	81,903	109,204	Monthly	0.84
Subtotal (leases IFRS )							2,354,898	6,069,159	8,424,057
Total							2,527,052	6,593,564	9,120,616

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	47,962	142,954	190,916	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	304,093	912,278	1,216,371	Monthly
Subtotal							352,055	1,055,232	1,407,287
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	166,793	193,421	360,214	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,691	29,691	59,382	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,738,738	4,341,637	6,080,375	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	226,897	983,751	1,210,648	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	70,951	212,358	283,309	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	222,679	656,715	879,394	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	32,678	98,035	130,713	Monthly
Subtotal (leases IFRS )							2,488,427	6,515,608	9,004,035
Total							2,840,482	7,570,840	10,411,322

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-current lease liabilities

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	119,659	-	-	119,659	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,224,345	1,224,345	18,420,051	20,868,741	Monthly	3.95
Subtotal							1,344,004	1,224,345	18,420,051	20,988,400
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,824,508	2,701,396	943,701	10,469,605	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	449,743	322,646	1,011,076	1,783,465	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	260,266	89,050	43,906	393,222	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	347,908	2,668	-	350,576	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	76,471	-	-	76,471	Monthly	0.84
Subtotal (leases IFRS )							7,958,896	3,115,760	1,998,683	13,073,339
Total							9,302,900	4,340,105	20,418,734	34,061,739

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	125,536	-	-	125,536	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,549,031	2,549,030	24,640,634	29,738,695	Monthly
Subtotal							2,674,567	2,549,030	24,640,634	29,864,231
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	12,108	-	-	12,108	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,394,381	2,996,536	1,170,637	12,561,554	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	129,859	78,664	446,295	654,818	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	946,597	520,514	260,980	1,728,091	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	402,941	5,028	-	407,969	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	97,377	-	-	97,377	Monthly
Subtotal (leases IFRS )							9,983,263	3,600,742	1,877,912	15,461,917
Total							12,657,830	6,149,772	26,518,546	45,326,148

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	170,055	52,636	-	222,691	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,094,619	1,174,581	18,104,273	20,373,473	Monthly	3.95
Subtotal							1,264,674	1,227,217	18,104,273	20,596,164
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	30,814	-	-	30,814	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,590,796	1,694,284	59,998	8,345,078	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	539,308	203,634	875,659	1,618,601	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	132,171	-	-	132,171	Monthly	23.59
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	427,261	-	-	427,261	Monthly	31.26
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	137,381	19,082	-	156,463	Monthly	0.84
Subtotal (leases IFRS )							7,857,731	1,917,000	935,657	10,710,388
Total							9,122,405	3,144,217	19,039,930	31,306,552

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	183,093	53,801	-	236,894	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,432,740	2,432,740	24,530,137	29,395,617	Monthly
Subtotal							2,615,833	2,486,541	24,530,137	29,632,511
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	44,116	-	-	44,116	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,874,065	1,807,266	68,691	8,750,022	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	659,316	307,154	1,366,483	2,332,953	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	201,342	-	-	201,342	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	516,106	-	-	516,106	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	168,047	24,299	-	192,346	Monthly
Subtotal (leases IFRS )							8,462,992	2,138,719	1,435,174	12,036,885
Total							11,078,825	4,625,260	25,965,311	41,669,396

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,417,780	333,099	2,084,681
3 months to 1 year	6,258,386	1,200,707	5,057,679
Over 1 year to 3 years	12,657,830	3,354,930	9,302,900
Over 3 years to 5 years	6,149,772	1,809,667	4,340,105
More than 5 years	26,518,546	6,099,812	20,418,734
Total	54,002,314	12,798,215	41,204,099

	As of December 31, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,840,482	313,430	2,527,052
3 months to 1 year	7,570,840	977,276	6,593,564
Over 1 year to 3 years	11,078,825	1,956,420	9,122,405
Over 3 years to 5 years	4,625,260	1,481,043	3,144,217
More than 5 years	25,965,311	6,925,381	19,039,930
Total	52,080,718	11,653,550	40,427,168

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(86,424,860)	(18,541,141)	68,928,016	13,887,323	2,258,552	-	-	(90,350,136)	24,494,870
Bond payable	30,871,086	(26,621,937)	(32,003,201)	-	32,044,502	660,734	-	-	33,699,675	38,650,859
Lease liabilities	9,120,616	(10,704,270)	(1,647,488)	-	1,808,779	(1,289,212)	26,767	3,224,024	6,603,144	7,142,360
Total others financial liabilities current	174,728,818	(123,751,067)	(52,191,830)	68,928,016	47,740,604	1,630,074	26,767	3,224,024	(50,047,317)	70,288,089
Non-current
Bank borrowings	84,839,970	(10,000,000)	-	8,219,455	-	6,775	-	-	91,007,970	174,074,170
Bond payable	1,081,682,928	(36,373,728)	-	-	-	39,228,963	-	-	(33,699,675)	1,050,838,488
Lease liabilities	31,306,552	-	-	-	-	2,824,911	-	8,872,038	(8,941,762)	34,061,739
Total others financial liabilities non-current	1,197,829,450	(46,373,728)	-	8,219,455	-	42,060,649	-	8,872,038	48,366,533	1,258,974,397
Total Others financial liabilities	1,372,558,268	(170,124,795)	(52,191,830)	77,147,471	47,740,604	43,690,723	26,767	12,096,062	(1,680,784)	1,329,262,486

(1)	See Note 1 - General Information letter C), number (12).

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	76,169,204	(73,375,368)	(7,972,184)	46,843,478	14,857,608	28,076	-	-	78,186,302	134,737,116
Bond payable	8,087,630	(5,975,742)	(18,250,558)	-	26,872,771	1,559,386	-	-	18,577,599	30,871,086
Lease liabilities	6,152,361	(9,663,757)	(1,792,084)	-	1,721,895	1,093,203	-	4,796,273	6,812,725	9,120,616
Total others financial liabilities current	90,409,195	(89,014,867)	(28,014,826)	46,843,478	43,452,274	2,680,665	-	4,796,273	103,576,626	174,728,818
Non-current
Bank borrowings	114,492,596	-	-	49,445,891	-	19,585	-	-	(79,118,102)	84,839,970
Bond payable	339,740,414	-	-	686,832,951	-	73,687,162	-	-	(18,577,599)	1,081,682,928
Lease liabilities	29,009,023	-	-	-	-	3,823,816	-	7,296,971	(8,823,258)	31,306,552
Total others financial liabilities non-current	483,242,033	-	-	736,278,842	-	77,530,563	-	7,296,971	(106,518,959)	1,197,829,450
Total Others financial liabilities	573,651,228	(89,014,867)	(28,014,826)	783,122,320	43,452,274	80,211,228	-	12,093,244	(2,942,333)	1,372,558,268

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$			ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	37,754,705	(40,651,624)	(5,617,084)	7,274,374	6,543,909	2,102,807	-	-	68,762,117	76,169,204
Bond payable	7,691,023	(5,399,347)	(7,143,086)	-	6,324,080	532,802	-	-	6,082,158	8,087,630
Lease liabilities	4,934,639	(7,630,800)	(892,619)	-	1,511,877	712,833	-	2,651,448	4,864,983	6,152,361
Total others financial liabilities current	50,380,367	(53,681,771)	(13,652,789)	7,274,374	14,379,866	3,348,442	-	2,651,448	79,709,258	90,409,195
Non-current
Bank borrowings	88,151,400	-	-	92,951,539	-	35,046	-	-	(66,645,389)	114,492,596
Bond payable	324,725,456	-	-	-	-	21,146,340	-	-	(6,131,382)	339,740,414
Lease liabilities	27,200,272	-	-	-	-	2,014,722	-	5,117,917	(5,323,888)	29,009,023
Total others financial liabilities non-current	440,077,128	-	-	92,951,539	-	23,196,108	-	5,117,917	(78,100,659)	483,242,033
Total Others financial liabilities	490,457,495	(53,681,771)	(13,652,789)	100,225,913	14,379,866	26,544,550	-	7,769,365	1,608,599	573,651,228

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	352,122,659	-	420,602,049	-
Notes payable	9,515,145	88,596	1,043,743	20,945
Trade an other current payables	361,637,804	88,596	421,645,792	20,945
Withholdings payable	73,336,359	-	69,669,485	-
Trade accounts payable withholdings	73,336,359	-	69,669,485	-
Total	434,974,163	88,596	491,315,277	20,945

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	256,669	68,662	253,757	242,545
Others	2,244,058	148,910	2,402,383	137,413
Total	2,500,727	217,572	2,656,140	379,958

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022	576,587	2,419,465	2,996,052
Incorporated	507,989	308,194	816,183
Used	(312,708)	(206,154)	(518,862)
Released	(97,685)	-	(97,685)
Conversion effect	(177,881)	18,291	(159,590)
Changes	(80,285)	120,331	40,046
As of December 31, 2022	496,302	2,539,796	3,036,098
As of December 31, 2023
Incorporated	272,044	281,812	553,856
Used	(162,221)	-	(162,221)
Released	(52,542)	(440,137)	(492,679)
Conversion effect	(228,252)	11,497	(216,755)
Changes	(170,971)	(146,828)	(317,799)
As of December 31, 2023	325,331	2,392,968	2,718,299

(1)	See Note 35 - Contingencies and commitments.

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The maturities of provisions as of December 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	256,669	2,244,058	2,500,727
Between 1 and 5 years	44,991	148,910	193,901
More than 5 years	23,671	-	23,671
Total	325,331	2,392,968	2,718,299

The maturities of provisions as of December 31, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	253,757	2,402,383	2,656,140
Between 1 and 5 years	180,012	1,063	181,075
More than 5 years	62,533	136,350	198,883
Total	496,302	2,539,796	3,036,098

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Refundable tax previous year	7,124,688	2,566,562
Tax payments in advance	20,322,040	34,996,163
Benefits for tax losses	764,712	8,545,035
Others credits	574,807	599,765
Total	28,786,247	46,707,525

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Income tax	5,968,227	2,649,908
Monthly tax payment in advance	3,056,567	5,048,222
Tax under Article N°21	214,732	244,604
Others	699,138	1,121,340
Total	9,938,664	9,064,074

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	35,969,675	24,029,239	13,622,576
Prior year adjustments	418,002	(1,106,853)	487,424
Effect of change in tax rates	-	-	(374,389)
Tax loss benefits	17,131,132	15,425,726	(2,447,694)
Total deferred tax expense	53,518,809	38,348,112	11,287,917
Current tax expense	(37,775,488)	(38,717,929)	(95,200,176)
Prior period adjustments	(476,066)	105,874	1,282,486
Total (expenses) income for current taxes	(38,251,554)	(38,612,055)	(93,917,690)
(Loss) Income from income tax	15,267,255	(263,943)	(82,629,773)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net income from cash flows hedge	1,182,375	3,352,151	(585,430)
Actuarial gains and losses deriving from defined benefit plans	(360,233)	1,981,923	(1,444,133)
Charge to equity	822,142	5,334,074	(2,029,563)

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Efective Rate

The Company’s income tax expense as of December 31, 2023, 2022 and 2021 represents 14.80%, 0.20% and 27.39%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2023		2022		2021
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	103,158,188		135,748,395		301,680,454
Income tax using the statutory rate	(27,852,711)	27.00	(36,652,067)	27.00	(81,453,723)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	38,422,245	(37.25)	37,221,335	(27.42)	5,195,230	(1.72)
Effect of change in tax rates	-	-	-	-	(374,389)	0.12
Non recoverable deferred tax assets, net	592,008	(0.57)	1,361,100	(1.00)	(4,158,316)	1.38
Effect of tax rates in foreing subsidiaries	4,163,777	(4.04)	(1,193,332)	0.88	(3,608,485)	1.20
Prior year adjustments	(58,064)	0.06	(1,000,979)	0.74	1,769,910	(0.59)
Income tax, as reported	15,267,255	(14.80)	(263,943)	0.20	(82,629,773)	27.39

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,062,740	1,509,712
Others non-tax expenses	32,959,493	28,840,149
Benefits to staff	4,317,938	4,579,775
Inventory impairment provision	1,513,107	1,381,757
Severance indemnity	10,599,423	11,437,005
Inventory valuation	10,329,504	6,677,494
Intangibles	651,925	417,108
Property, Plant and Equipment	6,321,576	6,970,568
Deferred taxes related to assets arising from a single transaction	11,603,601	11,491,164
Others assets	5,057,030	3,087,251
Tax loss carryforwards	31,814,137	21,637,825
Subtotal by deferred tax assets	117,230,474	98,029,808
Deferred tax liabilities offset	(88,778,816)	(70,832,601)
Total assets from deferred taxes	28,451,658	27,197,207

Deferred taxes liabilities
Property, Plant and Equipment	112,968,663	122,295,723
Agricultural operation expenses	11,065,968	8,796,925
Manufacturing indirect activation costs	9,669,456	8,594,229
Intangibles	20,570,691	22,707,420
Deferred taxes related to liabilities arising from a single transaction	10,290,501	10,243,205
Others liabilities	10,570,432	10,894,927
Subtotal by deferred tax liabilities	175,135,711	183,532,429
Deferred tax assets offset	(88,778,816)	(70,832,601)
Total liabilities from deferred taxes	86,356,895	112,699,828
Total	(57,905,237)	(85,502,621)

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2022	(87,514,452)
Others increases (decreases) (1)	(43,474,235)
Deferred tax losses tax absorption	(1,169,111)
Deferred income tax credit	38,348,112
Conversion effect	6,325,142
Deferred taxes against equity	1,981,923
Sub-Total	2,011,831
As of December 31, 2022	(85,502,621)

As of January 1, 2023
Others increases (decreases) (1)	(48,197,458)
Deferred tax losses tax absorption	(559,054)
Deferred income tax credit	53,518,809
Conversion effect	23,731,521
Deferred taxes against equity	(360,233)
Deferred income tax on business combinations (2)	(536,201)
Sub-Total	27,597,384
As of December 31, 2023	(57,905,237)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), number (12).

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2023 and 2022, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	38,317,445	-	42,254,937	-
Employment termination benefits	395,848	39,586,368	929,338	41,843,524
Total	38,713,293	39,586,368	43,184,275	41,843,524

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Vacation	16,987,082	17,778,588
Bonus and compensation	21,330,363	24,476,349
Total	38,317,445	42,254,937

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 7,35% and the Argentina of a 214,08% for the year ended on December 31, 2023 (in Chile 6,34% and the Argentina of a 111,68% December 31, 2022).

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current	395,848	929,338
Non-current	39,586,368	41,843,524
Total	39,982,216	42,772,862

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2022	35,252,855
Current cost of service	3,672,626
Interest cost	2,696,567
Actuarial (Gain) losses	7,103,125
Paid-up benefits	(5,530,621)
Past service cost	605,174
Conversion effect	(974,031)
Others	(52,833)
Changes	7,520,007
As of December 31, 2022	42,772,862
Current cost of service	4,191,738
Interest cost	4,438,416
Actuarial (Gain) losses	(1,454,372)
Paid-up benefits	(7,099,274)
Past service cost	453,213
Conversion effect	(3,320,367)
Changes	(2,790,646)
As of December 31, 2023	39,982,216

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Current cost of service	4,191,738	3,672,626	2,988,782
Past service cost	453,213	605,174	469,558
Non-provided paid benefits	13,582,343	7,277,848	4,976,108
Others	895,162	909,255	920,120
Total expense recognized in Consolidated Statement of Income	19,122,456	12,464,903	9,354,568

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022

Mortality table			RV-2020	RV-2014	Gam '83	Gam '83
Annual interest rate			7,35%	6,34%	214,08%	111,68%
Voluntary employee turnover rate			4,3%	4,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6,1%	6,1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	196.33%	99,70%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,389,048	2,495,883
1% decrease in the Discount Rate (Loss)	(2,725,833)	(2,862,682)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Salaries	242,900,374	243,047,677	213,794,654
Employees’ short-term benefits	36,662,817	39,461,401	46,605,454
Total expenses for short-term employee benefits	279,563,191	282,509,078	260,400,108
Employments termination benefits	19,122,456	12,464,903	9,354,568
Others staff expense	46,858,251	53,747,292	45,277,007
Total (1)	345,543,898	348,721,273	315,031,683

(1)	See Note 30 - Natures of cost and expense.

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	20,864,709	-	9,164,337	-
Outstanding parent dividends (1)	1,332,403	-	1,277,316	-
Subsidiaries dividends according to policy	8,027,028	-	9,519,201	-
Total dividends payable	30,224,140	-	19,960,854	-
Income received in advance	1,438,831	3,987,705	1,357,178	-
Others	258,226	-	332,347	-
Total	31,921,197	3,987,705	21,650,379	-

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2023, 2022 and 2021 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as December 31, 2023, 2022 and 2021.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the year attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the year attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2023	2022	2021
Equity holders of the controlling company (ThCh$)	105,652,728	118,168,351	199,162,731
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	285.93	319.80	539.00
Equity holders of the controlling company (ThCh$)	105,652,728	118,168,351	199,162,731
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	285.93	319.80	539.00

As of December 31, 2023, 2022 and 2021, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2023, 2022 and 2021 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings
264	04-28-2022	Final	200.0000	2021
265	12-29-2022	Interim	135.1000	2022
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh$ 51,422,043 charged to 2020 profits. This dividend was paid since April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2021 fiscal year, the distribution of an Dividend No. 262 of Ch$ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid since October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of Ch$ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid since December 3, 2021.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of ThCh$ 73,900,574 charged against 2021’s Net income. This dividend was paid since April 28, 2022.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on December 7, 2022, the shareholders approved the distribution of an interim Dividend No. 265 of Ch$ 135.1 per share, for a total amount to be distributed of ThCh$ 49,919,838 charged against 2022’s Net income. This dividend was paid since December 29, 2022.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, the shareholders approved the distribution of a final Dividend No. 266 of Ch$ 24.80181 per share, for a total amount to be distributed of ThCh$ 9,164,340 charged against 2022’s Net income. This dividend was paid since April 27, 2023.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 8, 2023, the shareholders approved the distribution of an interim Dividend No. 267 of Ch$ 86.49907 per share, for a total amount to be distributed of ThCh$ 31,961,655 charged against 2023’s Net income. This dividend was paid since November 29, 2023.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	(4,379,170)	1,182,375	(3,196,795)
Gains (losses) on exchange differences on translation (1)	(120,293,386)	-	(120,293,386)
Gains (losses) from defined benefit plans	1,454,372	(360,233)	1,094,139
Total comprehensive income As of December 31, 2023	(123,218,184)	822,142	(122,396,042)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	(12,415,374)	3,352,151	(9,063,223)
Gains (losses) on exchange differences on translation (1)	9,945,778	-	9,945,778
Gains (losses) from defined benefit plans	(7,103,125)	1,981,923	(5,121,202)
Total comprehensive income As of December 31, 2022	(9,572,721)	5,334,074	(4,238,647)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	2,168,254	(585,430)	1,582,824
Gains (losses) on exchange differences on translation (1)	109,288,972	-	109,288,972
Gains (losses) from defined benefit plans	5,216,580	(1,444,133)	3,772,447
Total comprehensive income al December 31, 2021	116,673,806	(2,029,563)	114,644,243

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of December 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans	Others reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(496,096,411)	-	-	3,888,294	(492,208,117)
Cash flows hedges	-	(4,379,170)	-	-	(4,379,170)
Gains (losses) from defined benefit plans	-	-	1,454,372	-	1,454,372
Income tax	-	1,182,375	(360,233)	-	822,142
Inflation adjustment of subsidiaries in Argentina	376,421,003	-	-	(4,506,272)	371,914,731
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Non-controlling interests	(1,619,113)	(46,388)	60,607	(618,167)	(2,223,061)
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	As of December 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Others reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(226,312,374)	-	-	2,970,006	(223,342,368)
Cash flows hedges	-	(12,415,374)	-	-	(12,415,374)
Gains (losses) from defined benefit plans	-	-	(7,103,125)	-	(7,103,125)
Income tax	-	3,352,151	1,981,923	-	5,334,074
Inflation adjustment of subsidiaries in Argentina	237,327,121	-	-	(4,038,975)	233,288,146
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)
Equity holders of the parent	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)
Non-controlling interests	(691,562)	228,344	(216,130)	(115)	(679,463)
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)

c)	As of December 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Others reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753	-	-	-	15,703,753
Cash flows hedges	-	2,168,254	-	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	-	5,216,580
Income tax	-	(585,430)	(1,444,133)	-	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	-	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	-	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	-	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	-	114,644,243

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2023, 2022 and 2021, it amounts to a negative reserve of ThCh$ 158,095,385, ThCh$ 40,039,090 and ThCh$ 51,745,399, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of December 31, 2023, 2022 and 2021, the amounts in the balance related to Hedging reserves are negative of ThCh$ 7,331,368, ThCh$ 4,180,961 and reserve of ThCh$ 5,110,606, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of December 31, 2023, 2022 and 2021, 2022 is a negative reserve of ThCh$ 9,317,562, ThCh$ 10,351,094 and ThCh$ 5,446,022 respectively, net of deferred taxes.

F-130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Other reserves: As of December 31, 2023, 2022 and 2021, the amount is a negative reserve of ThCh$ 65,455,801, ThCh$ 36,141,326 and ThCh$ 35,175,097, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,669) (See Note 1 General Information, letter C, number (10)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	41,631,934	43,150,504
Bebidas del Paraguay S.A. (2)	17,482,168	20,023,827
Aguas CCU-Nestlé Chile S.A.	27,624,099	26,328,210
Cervecería Kunstmann S.A.	10,832,080	10,326,899
Compañía Pisquera de Chile S.A.	10,055,062	8,247,794
Sáenz Briones & Cía. S.A.I.C. (4)	-	13,000
Distribuidora del Paraguay S.A. (2)	1,954,734	4,285,213
D&D SpA. (3)	1,415,053	-
Bebidas Bolivianas BBO S.A.	6,211,874	6,723,233
Others	1,810,795	1,844,307
Total	119,017,799	120,942,987

(1)	See Note 1 - General information, letter C, number (3).
(2)	See Note 1 - General information, letter C, number (10).
(3)	See Note 1 - General information, letter C, number (12).
(4)	See Note 1 - General information, letter C, number (14).

F-131

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b.	Net income attributable to non-controlling interest

Result	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	9,428,103	6,876,759	8,447,312
Viña San Pedro Tarapacá S.A.	2,181,421	4,620,251	3,718,101
Cervecería Kunstmann S.A.	1,190,978	4,047,024	4,995,705
Compañía Pisquera de Chile S.A.	3,256,403	3,594,166	3,296,863
Sáenz Briones & Cía. S.A.I.C.	-	877	(105,325)
Distribuidora del Paraguay S.A.	(674,671)	(116,677)	(533,381)
Bebidas del Paraguay S.A.	547,873	682,236	1,251,770
D&D SpA.	324,466	-	-
Bebidas Bolivianas BBO S.A.	(3,462,444)	(2,342,555)	(1,380,829)
Others	(19,414)	(45,980)	197,734
Total	12,772,715	17,316,101	19,887,950

c.	The Summarized financial information of non-controlling interest is detailed as follows:

	As of December 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	725,627,672	850,558,512
Non-current assets	733,472,890	808,680,348
Current liabilities	409,331,274	552,903,418
Non-current liabilities	187,674,051	163,915,700

Dividends paid to noncontrolling interests	15,288,255	16,332,005

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of December 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	207,102,975	212,016,584
Non-current assets	226,340,932	231,348,818
Current liabilities	83,692,552	84,258,450
Non-current liabilities	77,620,530	77,049,859

F-132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Result	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net sales	252,825,495	296,349,893	261,620,065
Net income of year	14,259,053	29,949,719	22,407,528

Dividends paid by Viña San Pedro Tarapacá S.A. were ThCh$ 14,948,153, ThCh$ 17,906,526 and ThCh$ 11,167,838, as of December 31, 2023, 2022 and 2021, respectively.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Direct cost	1,090,286,882	1,188,930,623	1,014,092,586
Personnel expense (1)	345,543,898	348,721,273	315,031,683
Transportation and distribution	332,820,614	379,499,418	328,884,421
Advertising and promotion	139,205,727	141,408,476	145,313,306
Depreciation and amortization	126,119,198	126,497,493	124,116,739
Materials and maintenance	75,253,468	75,247,644	65,544,522
Energy	36,071,907	56,131,568	36,943,054
Leases (2)	23,725,453	23,280,218	17,572,118
Others expenses (3)	147,665,534	145,571,745	128,141,441
Total	2,316,692,681	2,485,288,458	2,175,639,870

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than US$ 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	853,594	923,035	416,296
Leases	357,838	693,976	299,412
Sale of glass and waste	1,126,636	1,400,115	701,496
Insurance claims recovery e Indemnities	165,979	183,505	157,441
Others (1)	1,915,742	2,084,035	10,233,794
Total	4,419,789	5,284,666	11,808,439

(1) This item includes mainly tour and event services, among others. In 2021, corresponds mainly to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 - General information, letter D).

F-133

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(9,064,032)	(10,059,147)	8,867,110
Marketable securities to fair value	96,444	(111,708)	10,018
Impairment (2)	-	(2,190,491)	-
Others	(4,348,620)	(308,194)	713,322
Total	(13,316,208)	(12,669,540)	9,590,450

(1)	Under this concept there are ThCh$ 7,335,638 paid (net), ThCh$ 2,577,652 received (net), and ThCh$ 823,622 paid (net) as of December 31, 2023, 2022 and 2021 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter C).

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Finance income	39,402,492	22,870,538	14,263,669
Finance costs	(77,023,048)	(75,930,875)	(35,660,493)
Gains (losses) on exchange differences	(65,944,570)	(20,173,381)	(10,149,345)
Result as per adjustment units	(14,025,895)	1,198,565	2,529,298

F-134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	618,154,016	597,081,675
CLP	90,360,822	48,180,152
USD	499,873,696	522,994,678
Euros	1,516,762	555,639
ARS	19,758,284	19,317,028
UYU	2,635,618	1,170,848
PYG	2,147,017	2,681,005
BOB	1,069,435	682,394
Others currencies	792,382	1,499,931
Others financial assets	7,440,650	45,657,992
CLP	467,851	571,051
UF	3,844,154	33,280,356
USD	442,366	2,204,333
Euros	3,553	13,999
PYG	2,656,724	9,474,224
Others currencies	26,002	114,029
Others non-financial assets	29,674,705	22,037,741
CLP	13,939,522	8,946,880
UF	1,362,467	1,046,688
USD	2,041,504	227,457
Euros	3,206,787	402,194
ARS	8,344,924	10,895,290
UYU	144,716	98,026
PYG	445,094	319,079
BOB	164,498	101,953
Others currencies	25,193	174
Trade and other current receivables	446,486,753	445,263,536
CLP	291,883,346	282,373,941
UF	54,212	46,599
USD	43,734,334	48,418,379
Euros	8,114,465	9,337,050
ARS	77,006,575	82,631,131
UYU	6,514,410	6,786,253
PYG	13,996,752	11,971,053
BOB	2,856,786	1,800,775
Others currencies	2,325,873	1,898,355
Accounts receivable from related parties	9,040,528	6,204,099
CLP	7,827,338	5,798,542
UF	-	74,663
USD	13,136	15,333
Euros	115,166	309,593
ARS	1,084,888	-
PYG	-	5,968
Inventories	425,728,432	480,799,534
CLP	376,468,075	388,604,763
ARS	30,448,514	74,033,863
UYU	3,734,911	3,094,200
PYG	11,498,310	11,394,845
BOB	3,156,669	3,240,916
Others currencies	421,953	430,947
Biological assets	14,764,284	16,180,293
CLP	13,191,601	13,592,851
ARS	1,572,683	2,587,442
Current tax assets	28,786,247	46,707,525
CLP	22,123,418	43,022,629
USD	23,022	25,895
ARS	6,151,570	3,318,140
UYU	383,149	340,861
PYG	105,088	-
Non-current assets of disposal groups classified as held for sale	21,607,472	2,016,037
CLP	20,207,776	-
ARS	1,399,696	2,016,037
Total current assets	1,601,683,087	1,661,948,432

CLP	836,469,749	791,090,809
UF	5,260,833	34,448,306
USD	546,128,058	573,886,075
Euros	12,956,733	10,618,475
ARS	145,767,134	194,798,931
UYU	13,412,804	11,490,188
PYG	30,848,985	35,846,174
BOB	7,247,388	5,826,038
Others currencies	3,591,403	3,943,436
Total current assets by currencies	1,601,683,087	1,661,948,432

F-135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Non-current assets
Others financial assets	29,981,745	37,054,245
UF	29,981,745	37,054,245
Trade and other non-current receivables	3,313,742	3,941,760
CLP	93,543	139,729
UF	2,207,319	2,112,696
USD	-	202,582
ARS	1,012,880	1,486,753
Others non-financial assets	12,311,027	12,613,444
CLP	7,502,550	4,284,734
USD	-	211,275
ARS	4,773,697	8,077,980
UYU	16,087	21,359
PYG	18,693	18,096
Accounts receivable from related parties	42,506	42,506
CLP	42,506	42,506
Investments accounted for using equity method	149,593,180	140,926,012
CLP	12,473,973	10,581,267
USD	863,171	813,896
ARS	9,694,302	23,691,159
Others currencies	126,561,734	105,839,690
Intangible assets other than goodwill	153,123,207	172,389,672
CLP	93,780,810	95,849,275
ARS	43,067,681	60,684,089
UYU	4,959,318	4,764,986
PYG	4,423,253	4,340,168
BOB	6,892,145	6,751,154
Goodwill	127,592,056	136,969,434
CLP	79,120,778	77,020,101
ARS	27,728,301	39,951,391
UYU	5,155,840	4,815,276
PYG	5,401,679	5,244,087
BOB	10,185,458	9,938,579
Property, plant and equipment (net)	1,273,987,695	1,356,846,302
CLP	990,106,233	981,724,263
ARS	219,700,188	313,564,279
UYU	14,989,123	13,783,515
PYG	22,799,672	22,161,082
BOB	26,379,198	25,613,163
Others currencies	13,281	-
Investment property	8,121,156	10,283,994
CLP	3,300,887	3,329,142
ARS	4,820,269	6,954,852
Right of use assets	35,745,221	34,865,971
CLP	2,365,647	3,022,298
UF	30,661,437	28,240,290
ARS	2,543,786	3,351,227
UYU	174,351	252,156
Deferred tax assets	28,451,658	27,197,207
CLP	24,961,135	25,155,733
USD	1,349,518	1,053,196
ARS	1,474,155	507,868
UYU	571,790	476,299
PYG	68,224	-
Others currencies	26,836	4,111
Total non-current assets	1,822,263,193	1,933,130,547

CLP	1,213,748,062	1,201,149,048
UF	62,850,501	67,407,231
USD	2,212,689	2,280,949
ARS	314,815,259	458,269,598
UYU	25,866,509	24,113,591
PYG	32,711,521	31,763,433
BOB	43,456,801	42,302,896
Others currencies	126,601,851	105,843,801
Total non-current assets by currencies	1,822,263,193	1,933,130,547

F-136

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2023		As of December 31, 2022
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	58,731,009	48,420,591	51,065,280	134,813,971
CLP	2,367,748	17,037,708	30,799,638	115,566,518
UF	3,242,883	28,374,241	6,938,634	17,071,828
USD	52,714,405	362,118	13,162,172	356,489
Euros	212,407	49,840	52,421	45,392
ARS	54,804	-	9,622	2,999
BOB	113,368	2,596,684	101,069	1,770,745
Others currencies	25,394	-	1,724	-
Current lease liabilities	2,084,679	5,057,681	2,527,052	6,593,564
CLP	81,801	96,742	174,057	182,644
UF	1,693,771	4,228,695	1,872,690	4,729,420
USD	159,760	445,300	383,857	1,449,899
Euros	10,764	32,291	28,744	28,744
ARS	103,598	181,762	40,403	120,954
UYU	34,985	72,891	27,301	81,903
Trade and other current payables	432,447,718	2,526,445	489,246,013	2,069,264
CLP	272,728,937	1,700,735	264,506,307	1,695,576
USD	48,552,262	307,940	64,107,427	163,433
Euros	10,018,064	88,592	9,891,227	155,643
ARS	84,199,465	-	131,951,490	-
UYU	3,941,952	-	3,659,296	-
PYG	8,050,252	21,859	10,166,030	54,612
BOB	4,833,519	407,319	4,781,160	-
Others currencies	123,267	-	183,076	-
Accounts payable to related parties	55,140,630	-	34,282,408	-
CLP	7,638,951	-	8,580,251	-
USD	4,045,747	-	3,028,054	-
Euros	34,075,498	-	22,434,625	-
ARS	9,229,527	-	-	-
PYG	1,131	-	154,153	-
BOB	91,998	-	860	-
Others currencies	57,778	-	84,465	-
Other current provisions	256,669	2,244,058	253,757	2,402,383
CLP	233,330	2,244,058	189,277	2,402,383
ARS	17,059	-	64,480	-
PYG	6,280	-	-	-
Current tax liabilities	4,486,182	5,452,482	8,331,308	732,766
CLP	4,114,496	2,819,345	7,704,034	732,766
ARS	-	2,618,385	548	-
UYU	371,686	-	375,649	-
PYG	-	-	251,077	-
Others currencies	-	14,752	-	-
Provisions for employee benefits	22,293,579	16,419,714	28,000,315	15,183,960
CLP	14,279,763	16,419,714	15,193,525	15,183,960
ARS	6,569,427	-	11,460,733	-
UYU	649,101	-	520,823	-
PYG	560,016	-	548,759	-
BOB	235,272	-	276,475	-
Others non-financial liabilities	906	31,920,291	758,076	20,892,303
CLP	-	30,980,829	-	20,293,201
ARS	906	939,462	758,076	599,102
Total current liabilities	575,441,372	112,041,262	614,464,209	182,688,211

CLP	301,445,026	71,299,131	327,147,089	156,057,048
UF	4,936,654	32,602,936	8,811,324	21,801,248
USD	105,472,174	1,115,358	80,681,510	1,969,821
Euros	44,316,733	170,723	32,407,017	229,779
ARS	100,174,786	3,739,609	144,285,352	723,055
UYU	4,997,724	72,891	4,583,069	81,903
PYG	8,617,679	21,859	11,120,019	54,612
BOB	5,274,157	3,004,003	5,159,564	1,770,745
Others currencies	206,439	14,752	269,265	-
Total current liabilities by currency	575,441,372	112,041,262	614,464,209	182,688,211

F-137

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2023			As of December 31, 2022
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	130,645,698	172,465,574	931,134,835	82,300,140	176,446,792	916,959,767
CLP	14,665,317	153,022,502	-	13,219,467	66,973,453	-
UF	111,452,973	14,513,423	404,617,370	66,687,314	105,742,207	402,430,310
USD	-	-	520,409,088	-	-	506,983,975
BOB	4,527,408	4,929,649	6,108,377	2,393,359	3,731,132	7,545,482
Non-current lease liabilities	9,302,901	4,340,104	20,418,734	9,122,405	3,144,217	19,039,930
CLP	-	-	-	30,814	-	-
UF	8,168,512	3,925,739	19,363,752	7,855,470	2,921,501	18,164,271
USD	797,652	325,315	1,011,076	966,569	203,634	875,659
ARS	260,266	89,050	43,906	132,171	-	-
UYU	76,471	-	-	137,381	19,082	-
Trade and other non-current payables	88,596	-	-	17,079	3,866	-
CLP	79,135	-	-	-	-	-
UF	9,461	-	-	17,079	3,866	-
Accounts payable to related companies	536,083	-	-	-	-	-
CLP	536,083	-	-	-	-	-
Other non- current provisions	-	193,900	23,672	-	181,075	198,883
ARS	-	26,226	23,672	-	181,075	44,475
UYU	-	167,674	-	-	-	154,408
Deferred tax liabilities	31,622,865	10,650,020	44,084,010	32,506,320	13,742,576	66,450,932
CLP	28,922,360	8,077,467	28,562,262	22,270,362	6,918,604	29,173,594
ARS	2,692,555	2,567,253	12,338,003	10,228,262	6,818,841	34,184,711
UYU	-	-	946,054	-	-	912,841
PYG	7,950	5,300	478,042	7,696	5,131	462,787
BOB	-	-	1,759,649	-	-	1,716,999
Provisions for employee benefits	738,964	-	38,847,404	813,533	-	41,029,991
CLP	-	-	36,897,268	-	-	38,213,999
ARS	-	-	1,950,136	-	-	2,815,992
BOB	738,964	-	-	813,533	-	-
Others non-financial liabilities	996,926	996,926	1,993,853	-	-	-
CLP	996,926	996,926	1,993,853	-	-	-
Total non-current liabilities	173,932,033	188,646,524	1,036,502,508	124,759,477	193,518,526	1,043,679,503

CLP	45,199,821	162,096,895	67,453,383	35,520,643	73,892,057	67,387,593
UF	119,630,946	18,439,162	423,981,122	74,559,863	108,667,574	420,594,581
USD	797,652	325,315	521,420,164	966,569	203,634	507,859,634
ARS	2,952,821	2,682,529	14,355,717	10,360,433	6,999,916	37,045,178
UYU	76,471	167,674	946,054	137,381	19,082	1,067,249
PYG	7,950	5,300	478,042	7,696	5,131	462,787
BOB	5,266,372	4,929,649	7,868,026	3,206,892	3,731,132	9,262,481
Total non-current liabilities by currency	173,932,033	188,646,524	1,036,502,508	124,759,477	193,518,526	1,043,679,503

F-138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Within 1 year	79,375,436	89,490,342
Between 1 and 5 years	97,947,446	78,625,851
More than 5 years	-	5,911,139
Total	177,322,882	174,027,332

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2023 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	376,401,828	10,803,781
Between 1 and 5 years	942,784,763	5,952,153
More than 5 years	13,090,393	-
Total	1,332,276.984	16,755,934

Capital investment commitments

As of December 31, 2023 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 37,879,619.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

F-139

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Trials and claim

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Transportes CCU Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 30,457
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000
Compañía Industrial Cervecera S.A.	Court of Appeal	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	US$ 20,000 (ThCh$ 17,542)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 325,331 and ThCh$ 496,302 as of December 31, 2023 and 2022, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 - Income Tax.

Guarantees

As of December 31, 2023, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2024
Banco Colpatria	US$ 4,000,000	July 19, 2024
Banco Colpatria	US$ 13,500,000	August 31, 2024
Banco Colpatria	US$ 4,289,340	September 6, 2024

F-140

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 20, 2024

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of
ThCh$ 16,000,000, maturing on July 27, 2027.

Note 36 Subsequent Events

a)	On February 20, 2024, according to the Put and Call Option Agreement entered into on 16 March, 2023 between the subsidiary CCU Inversiones II SpA. and Sudameris Bank S.A.E.C.A. (Sudameris), CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., have acquired from Sudameris all the shares held by the latter in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as of this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

b)	The Consolidated Financial Statements of CCU S.A. and subsidiaries as of December 31, 2023 have been approved by the Board of Directors on February 27, 2024.

c)	After December 31, 2023 and up to the date of issue of these Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-141

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 28, 2024